                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-50895


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 4, 1998)
--------------------------------------------------------------------------------
                                2,200,000 Shares

                                   [DVI logo]

                                  Common Stock
--------------------------------------------------------------------------------

All of the 2,200,000 shares of common stock, par value $.005 per share (the "Common Stock"), of DVI, Inc., a Delaware corporation (the "Company"), offered hereby (the "Offering") are being offered by the Company. In addition to the 2,200,000 shares of Common Stock offered by the Underwriters, the Company is selling 340,000 shares of Common Stock directly to certain stockholders of the Company (the "Direct Offering") at the public offering price less the Underwriting Discounts and Commissions.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "DVI." On May 21, 1998, the last reported sales price for the Common Stock on the NYSE was $21.4375 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "RISK FACTORS"ON PAGES S-7 TO S-13 FOR A DISCUSSION OF THE MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                                                   Underwriting
                                           Price to               Discounts and              Proceeds to
                                          Public(1)               Commissions(2)           Company(1)(3)(4)
---------------------------------------------------------------------------------------------------------------
Per Share........................          $21.4375                   $1.18                    $20.2575
---------------------------------------------------------------------------------------------------------------
Total............................        $47,162,500                $2,596,000               $44,566,500
===============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $624,110.

(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 330,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $54,236,875, the total Underwriting Discounts and Commissions will be $2,985,400 and the total Proceeds to Company will be $51,251,475. See "Underwriting."

(4) The Proceeds to Company will be $51,454,050 giving effect to the Direct Offering.
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New York on or about May 28, 1998.

PRUDENTIAL SECURITIES INCORPORATED
                                      PIPER JAFFRAY INC.
                                                           FOX-PITT, KELTON INC.

May 21, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and selected financial data appearing elsewhere in this Prospectus Supplement. Unless the context indicates otherwise, (i) references in this Prospectus Supplement and the accompanying Prospectus to the "Company" are to DVI, Inc. and its wholly-owned subsidiaries and (ii) all information assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     DVI, Inc. is a leading provider of asset-based financing to healthcare service providers. Through its medical equipment finance business, the Company finances the purchase of diagnostic imaging and other sophisticated medical equipment and also provides vendor financing programs. Through its medical receivables finance business, the Company provides lines of credit collateralized by third party medical receivables to a wide variety of healthcare providers and offers warehouse and securitization services to other healthcare finance providers. In addition to these core businesses, the Company has recently expanded its financing activities to include loan syndication, private placement, bridge financing, mortgage loan placement and, to a lesser extent, merger and acquisition advisory services. The Company operates principally in the United States and is developing a significant presence in Latin America as well as operations in Europe and Asia. Management believes that the Company's healthcare industry expertise and its broad range of financing programs has positioned the Company to become the primary source of financing for its customers.

     The Company principally serves the financing needs of middle market healthcare service providers such as outpatient healthcare providers, medical imaging centers, physician group practices, integrated healthcare delivery networks and hospitals. In addition, the Company has recently expanded its customer base to include the long term and assisted care markets. Many of the customers are entrepreneurial, growing companies that have capitalized on trends affecting the healthcare delivery systems in the U.S. and other countries to build their businesses. These trends include: (i) significant growth in the level of healthcare expenditures worldwide; (ii) dramatic efforts by governmental and market forces to reduce healthcare delivery costs and increase efficiency; (iii) favorable demographic and public policy trends worldwide; (iv) growth, consolidation and restructuring of healthcare service providers; and (v) advances in medical technology which have increased the demand for healthcare services and the need for sophisticated medical diagnostic and treatment equipment.

     As a result of these factors, the Company's business has grown substantially. From June 30, 1995 to March 31, 1998, the Company's managed net finance receivables portfolio increased 134% to approximately $1.2 billion from $494.9 million. During this same period of substantial portfolio growth, the Company's net charge-offs and delinquencies have remained low. The Company's net charge-offs as a percentage of average net financed receivables were 0.15%, 0.35%, 0.08% and 0.24% for the three years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1998, annualized, respectively, and total delinquencies as a percentage of managed net financed receivables for the same periods were 4.56%, 4.30%, 3.58% and 5.71%, respectively. See
"Business -- Credit Experience."

     The continued growth in the Company's business has required substantial amounts of external funding. The Company finances its originations on an interim basis with secured credit facilities provided by banks and other financial institutions. These interim "warehouse" facilities are generally repaid with the proceeds from asset securitizations, whole loan sales, and other structured finance techniques to permanently fund most of the Company's portfolio. These permanent financings require capital to be invested by the Company to fund reserve accounts or to meet the overcollateralization required in the securitizations and sales of the Company's loans. The Company continues to seek new ways to fund its growth, including developing asset securitization and other structured finance techniques to permanently fund its international medical equipment loans.

     Medical Equipment Finance. The Company's equipment finance business operates by: (i) providing financing directly to end users of diagnostic imaging and other sophisticated medical equipment; (ii) providing captive finance programs for vendors of diagnostic and patient treatment devices worldwide; and
(iii) to a
lesser extent, by purchasing medical equipment loans and leases originated by regional finance companies through a wholesale loan origination program. The Company's typical equipment loan has an initial principal balance ranging from $300,000 to $2.0 million. Virtually all of the Company's equipment loans are structured such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years. The Company's exposure to residual asset value is limited to $11.2 million at March 31, 1998 because most of the Company's equipment loans are structured as notes secured by equipment or direct financing leases with a bargain purchase option. At March 31, 1998, the Company's managed portfolio of equipment financing loans was $996.8 million.

     To enhance its relationships with certain medical equipment manufacturers, and to capitalize on the growing international markets for medical equipment financing, the Company has formed international joint ventures or established subsidiaries in Latin America, Europe, Asia and Australia which provide captive finance programs for manufacturers in these regions. The Company views continued expansion of its relationships with medical equipment vendors and manufacturers as an integral component of its growth strategy and intends, to the extent appropriate in the pursuit of that objective, to continue to expand its medical equipment finance activities outside the U.S. The Company believes that by helping vendors and manufacturers to finance their customers' equipment purchases outside the U.S. it will encourage those vendors and manufacturers to increase the financing opportunities they refer to the Company within the U.S. At March 31, 1998 the Company's portfolio of international equipment loans was $118.1 million. In addition, at March 31, 1998, Medical Equipment Credit Pte, a joint venture in which the Company has a minority interest had a portfolio of international equipment loans of $13.0 million.

     Medical Receivables Finance. The Company provides lines of credit to a wide variety of healthcare providers and offers warehouse and securitization services to other healthcare finance providers who do not have access to such financing sources. Substantially all of the lines of credit are collateralized by third party medical receivables due from Medicare, Medicaid, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), commercial insurance companies, self insured corporations and, to a limited extent, other healthcare service providers. The Company generally advances only 70% to 85% of the Company's estimate of the net collectible value of the eligible receivables from third party payors. Clients continue to bill and collect the accounts receivable, subject to lockbox collection and sweep arrangements established for the benefit of the Company. The Company conducts extensive due diligence on its potential medical receivables clients for all its financing programs and follows underwriting and credit policies in providing financing to customers. The Company's credit risk is mitigated by the Company's ownership of or security interest in all receivables, eligible and ineligible. The Company's medical receivables loans are structured as floating rate lines of credit. These lines of credit typically range in size from $500,000 to $15.0 million. At March 31, 1998, the Company's portfolio of medical receivables loans was $162.6 million.

     Additional Financing Services. Management believes that the long-term care and assisted care markets have been underserved by traditional financing sources and that many firms in these markets have both a need for and the creditworthiness to support working capital financing. To serve these markets the Company established DVI Merchant Funding, a division of DVI Financial Services Inc. in November 1997. Through DVI Merchant Funding the Company provides fee based advisory services such as private placement, loan syndication, bridge financing, mortgage loan placement and to a lesser extent mergers and acquisitions advisory services to its customers.

                               BUSINESS STRATEGY

     The Company's business strategy is to be the leading provider of asset-based financing services to growing segments of the healthcare industry and to be the primary source for all of the financing needs of its customers. The principal components of the Company's strategy include: (i) strengthening its relationships with equipment manufacturers to generate additional financing opportunities in the U.S. and international markets; (ii) continuing to expand its medical receivables finance business; (iii) offering a broader range of financing services to healthcare providers; and (iv) expanding its presence in new segments of the healthcare industry, such as long-term care and assisted care.

                              RECENT DEVELOPMENTS

     Latin America Joint Venture. The Company recently entered into a joint venture, MSF Holding Ltd., with the International Finance Corporation, an affiliate of The World Bank, the Netherlands Development Finance Company and a subsidiary of First Union National Corporation. Through MSF Holding Ltd. the Company will provide finance programs for vendors and manufacturers of diagnostic and patient treatment devices in Latin America, including in Brazil, Argentina, Colombia and Mexico. The joint venture will commence with a planned committed loan facility of $65 million and paid-in capital of $20 million. In addition, the joint venture is in discussions with a major investment banking firm to develop and implement a permanent funding program for the equipment loans originated by the joint venture. The Company owns 59% of the joint venture holding company which will operate through free-trade zone subsidiaries in Uruguay. The Company expects the customer base for equipment vendors to be private clinics, diagnostic centers and local hospitals. The Company believes that this arrangement may prove to be a suitable model for its other international activities.

     Third Quarter Results. The Company recently announced its unaudited financial results for the three month period ended March 31, 1998. The Company's net income increased 70% to $3.4 million from $2.0 million in the corresponding three month period in 1997. The Company's diluted earnings per share for the period was $0.27 compared to diluted earnings per share for the corresponding period in 1997 of $0.17. Total equipment financing loans originated by the Company grew to $382.5 million in the nine months ended March 31, 1998 from $303.9 million in the nine months ended March 31, 1997, an increase of 25.8%. The Company's managed net financed receivables grew to approximately $1.2 billion at March 31, 1998 from $857.0 million at March 31, 1997, an increase of 35.3%. In the Company's medical receivables financing business, new commitments of credit in the nine months ended March 31, 1998 were $110.5 million compared with $68.6 million in the corresponding period of 1997, an increase of 61.1%. Medical receivables funded at March 31, 1998 totaled $162.6 million, an increase of $90.9 million or 126.8% from March 31, 1997.

                                  THE OFFERING

Common Stock Offered in the Offering........     2,200,000 shares

Common Stock Offered in the Direct
Offering....................................       340,000 shares

Common Stock to be Outstanding after the
Offering and the Direct Offering............    13,560,108 shares(1)

Direct Offering.............................    Certain of the Company's
                                                principal stockholders will
                                                purchase an aggregate of 340,000
                                                shares of Common Stock directly
                                                from the Company immediately
                                                preceding the consummation of
                                                the Offering (the "Direct
                                                Offering"). The price per share
                                                to be paid by those stockholders
                                                will be the same price to be
                                                paid by the Underwriters in the
                                                Offering. After giving effect to
                                                the Offering and the Direct
                                                Offering, such stockholders will
                                                continue to own approximately
                                                19.5% of the outstanding shares
                                                of Common Stock. See
                                                "Underwriting."

Use of Proceeds.................................................................
                                                The net proceeds of the Offering
                                                and the Direct Offering are
                                                approximately $44.6 million
                                                (approximately $51.3 million if
                                                the Underwriters' over-allotment
                                                option is exercised in full) and
                                                $6.9 million, respectively. The
                                                primary purpose of the Offering
                                                and the Direct Offering is to
                                                provide the Company with
                                                additional capital (i) to fund
                                                its growth, including increasing
                                                the amount of equipment and
                                                medical receivables loans the
                                                Company can fund, (ii) to
                                                develop the Company's expanding
                                                international operations, (iii)
                                                for other working capital needs
                                                and (iv) for general corporate
                                                purposes. See "Use of Proceeds."

NYSE Symbol.................................    DVI
---------------

(1) Does not include options to purchase 1,190,901 shares of Common Stock at a weighted average exercise price of $13.29 per share.

                                  RISK FACTORS

     Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the possible impact on investors of various events that could adversely affect the Company's business. See "Risk Factors."

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                          YEAR ENDED JUNE 30,                     MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1993      1994      1995      1996      1997      1997      1998
                                            -------   -------   -------   -------   -------   -------   -------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total finance and other income............  $14,095   $20,609   $35,985   $49,038   $56,334   $41,414   $54,097
Net interest income.......................    9,090    11,776    13,125    18,549    17,939    13,768    17,513
Net gain on sale of financing
  transactions............................    1,104       302     3,042     8,032    14,039     8,280    15,060
Net finance income........................   10,194    12,078    16,167    26,581    31,978    22,048    32,573
Earnings from continuing operations before
  provision for income taxes, equity in
  net earnings (loss) of investees and
  discontinued operations.................    4,459     4,313     7,015    14,323    15,475    11,003    15,578
Earnings from continuing operations.......    2,580     2,260     4,069     8,165     8,563     6,186     8,969
Net earnings (loss).......................      658      (885)    4,069     8,165     8,563     6,186     8,969
Net earnings per share:
  Basic...................................                                                    $  0.56   $  0.80
  Diluted.................................                                                    $  0.54   $  0.74

                                                                                                AS OF
                                                  AS OF JUNE 30,                           MARCH 31, 1998
                               ----------------------------------------------------   -------------------------
                                 1993       1994       1995       1996       1997      ACTUAL    AS ADJUSTED(1)
                               --------   --------   --------   --------   --------   --------   --------------
                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Gross financed receivables...  $148,191   $287,734   $475,803   $520,120   $650,376   $770,060      $770,060
Net financed receivables.....   123,628    239,347    400,642    454,398    580,637    703,270       703,270
Notes collateralized by
  medical receivables........     2,565      6,007     21,247     38,567     86,858    162,553       162,553
Total assets.................   147,161    265,949    432,876    560,939    634,528    729,059       779,889
Borrowings under warehouse
  facilities.................    45,221     34,586    155,172    168,108     44,961    182,152       182,152
Long-term debt, net:
  Securitization debt........    51,691    148,852    205,376    253,759    317,863    298,945       298,945
  9 7/8% Senior Notes due
    2004.....................        --         --         --         --     95,883     96,329        96,329
  Other debt.................       136         --         --         --      8,168     16,764        16,764
  Convertible subordinated
    notes....................        --     14,112     13,754     13,809     13,324     13,410        13,410
                               --------   --------   --------   --------   --------   --------      --------
Total long-term debt.........    51,827    162,964    219,130    267,568    435,238    425,448       425,448
Shareholders' equity.........    34,664     33,993     40,250     85,302     95,660    110,210       161,040

                                                                                             NINE MONTHS ENDED
                                                    YEAR ENDED JUNE 30,                          MARCH 31,
                                    ----------------------------------------------------   ---------------------
                                      1993       1994       1995       1996       1997       1997        1998
                                    --------   --------   --------   --------   --------   --------   ----------
                                                               (DOLLARS IN THOUSANDS)
ADDITIONAL OPERATING AND OTHER
  DATA:
Origination and commitments:
  Domestic equipment
    origination...................  $ 58,600   $157,400   $314,100   $316,757   $370,262   $272,767   $  277,242
  International origination and
    commitments...................        --         --         --         --     31,461     31,192      105,263
  Medical receivables
    commitments...................        --      5,600     23,900     40,000    101,100     68,550      110,510
                                    --------   --------   --------   --------   --------   --------   ----------
  Total originations and
    commitments...................  $ 58,600   $163,000   $338,000   $356,757   $502,823   $372,509   $  493,015
                                    ========   ========   ========   ========   ========   ========   ==========
Managed portfolio:
  Domestic equipment..............  $121,063   $233,340   $473,626   $601,542   $809,090   $753,331   $  878,643
  International equipment.........        --         --         --         --     29,895     31,959      118,130
  Medical receivables.............     2,565      6,007     21,247     38,567     86,858     71,678      162,553
                                    --------   --------   --------   --------   --------   --------   ----------
  Total managed portfolio.........  $123,628   $239,347   $494,873   $640,109   $925,843   $856,968   $1,159,326
                                    ========   ========   ========   ========   ========   ========   ==========
Net charge-offs...................  $     82   $    264   $    477   $  1,581   $    436   $    270   $    1,188
Net charge-offs as a percentage of
  average net financed assets.....      0.09%      0.15%      0.15%      0.35%      0.08%      0.07%        0.24%
Allowance for possible losses on
  receivables.....................  $  1,046   $  2,498   $  3,282   $  4,026   $  5,976   $  4,867   $    8,697
Allowance for possible losses on
  receivables as a percentage of
  net financed assets.............      0.85%      1.04%      0.82%      0.89%      1.03%      0.88%        1.24%
Total delinquencies(2)............  $ 10,101   $  8,709   $ 22,567   $ 27,514   $ 33,153   $ 34,669   $   66,176
Total delinquencies as a
  percentage of managed net
  financed assets.................      8.17%      3.64%      4.56%      4.30%      3.58%      4.05%        5.71%
FINANCIAL RATIOS:
Return on average assets..........       2.0%       1.1%       1.2%       1.7%       1.5%       1.5%         1.7%
Return on average equity..........       7.5%       6.6%      11.0%      11.3%       9.5%       9.3%        11.7%

---------------
(1) Adjusted to give effect to the sale of an aggregate of 2,540,000 shares of Common Stock in the Offering and the Direct Offering and the application of the net proceeds therefrom.

(2) Includes finance receivables contractually past due for a period of greater than 30 days and defaulted finance receivables.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. Prospective purchasers of Common Stock should carefully consider the following risk factors in addition to the other information set forth in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein.

     This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein contain certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, funding sources, liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of the assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on the assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed below. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

     DEPENDENCE ON WAREHOUSE FINANCING. The Company's ability to sustain the growth of its financing business is dependent upon funding obtained through warehouse facilities until its equipment and other loans are permanently funded. The funds the Company obtains through warehouse facilities are full recourse short-term borrowings secured primarily by the underlying equipment, the medical receivables and other collateral. These borrowings are in turn typically repaid with the proceeds received by the Company when its equipment and other loans are securitized or sold. At March 31, 1998 the Company had available an aggregate of approximately $398.0 million under various warehouse facilities, approximately $212.4 million of which is available for funding equipment loans and approximately $3.4 million of which is available for funding medical receivables loans. The Company's warehouse facilities are short-term borrowings with maturities of less than 12 months. In the Company's experience, these facilities are typically renewed upon their expiration. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities." There can be no assurance that this type of warehouse financing will continue to be available to the Company on acceptable terms. If the Company were unable to arrange continued access to acceptable warehouse financing, the Company would have to curtail its equipment and other loan originations, which in turn would have a material adverse effect on the Company's financial condition and results of operations.

     DEPENDENCE ON PERMANENT FUNDING PROGRAMS. The Company's use of securitization as its principal form of permanent funding is an important part of the Company's business strategy. If for any reason the Company were to become unable to access the securitization markets to fund permanently its equipment and other loans, the consequences for the Company would be materially adverse. The Company's ability to complete securitizations and other structured finance transactions depends upon a number of factors, including general conditions in the credit markets, the size and liquidity of the market for the types of receivable-backed securities issued or placed in securitizations sponsored by the Company and the overall performance of the Company's loan portfolio. The Company does not have binding commitments from financial institutions or investment banks to provide permanent funding for its equipment or medical receivables loans.

     IMPACT OF CREDIT ENHANCEMENT REQUIREMENTS. In connection with its securitizations and other structured financings, the Company is required to provide credit enhancement for the debt obligations issued and sold to third parties. Typically, the credit enhancement consists of cash deposits, the funding of subordinated tranches and/or the pledge of additional equipment or other loans that are funded with the Company's capital. The requirement to provide this credit enhancement reduces the Company's liquidity and requires it to obtain additional capital. If the Company is unable to obtain and maintain sufficient capital, it may be required to halt or curtail its securitization or other structured financing programs, which in turn would have a material adverse effect on the Company's financial condition and results of operations.

     CREDIT RISK. Many of the Company's customers are outpatient healthcare providers, the loans to whom often require a high degree of credit analysis. In addition, the Company has recently entered the long-term care and assisted care sub-markets which may, to a significant extent, require a different type of credit analysis. Although the Company seeks to mitigate its risk of default and credit losses through its underwriting practices and loan servicing procedures and through the use of various forms of non-recourse or limited recourse financing (in which the financing sources that permanently fund the Company's equipment and other loans assume some or all of the risk of default by the Company's customers), the Company remains exposed to potential losses resulting from a default by a customer. Customers' defaults could cause the Company to make payments to the extent the Company is obligated to do so and in the case of its permanent equipment and other funding arrangements to the extent of the Company's remaining credit enhancement position; could result in the loss of the cash or other collateral pledged as credit enhancement under its permanent equipment and other funding arrangements; or could require the Company to forfeit any residual interest it may have retained in the underlying equipment. During the period after the Company initially funds an equipment or other loan and prior to the time it funds the loan on a permanent basis, the Company is exposed to full recourse liability in the event of default by the customer. While the Company has typically been able to permanently fund its equipment and other loans, many of the loans in its international portfolio may not be able to be permanently funded or the Company is in the process of securing permanent funding and therefore may be subject to credit risk for a longer period of time and in some cases over the life of the loan. In addition, under the terms of securitizations and other types of structured finance transactions, the Company generally is required to replace or repurchase equipment and other loans in the event they fail to conform to the representations and warranties made by the Company, even in transactions otherwise designated as non-recourse or limited recourse.

     Defaults by the Company's customers also could adversely affect the Company's ability to obtain additional financing in the future, including its ability to use securitization or other forms of structured finance. The sources of such permanent funding take into account the credit performance of the equipment and other loans previously financed by the Company in deciding whether and on what terms to make new loans. In addition, the credit rating agencies that are often involved in securitizations consider prior credit performance in determining the rating and level of credit enhancement to be given to the securities issued in securitizations sponsored by the Company.

     RISKS RELATED TO THE MEDICAL RECEIVABLES FINANCE BUSINESS. The Company entered the medical receivables finance business in July 1993 and has focused on this business as a part of the Company's growth strategy. The Company's medical receivables finance business generally consists of providing loans to healthcare providers that are secured by their receivables from payors such as insurance companies, large self-insured companies and governmental programs and by other collateral. While the Company expects to continue to focus on this business as a significant part of its growth strategy, there can be no assurance that the Company will be able to continue to expand this business successfully or avoid related liabilities or losses. The Company has funded its medical receivables finance business to date through the use of the Company's capital, $100.0 million in securitizations and a rated warehouse facility of $30.0 million. In addition, the Company recently obtained a committed $95.0 million revolving credit facility for its medical receivables finance business. The growth of the Company's medical receivables finance business is dependent upon the Company's ability to obtain additional funding facilities to finance medical receivables loans.

     While the medical receivables finance business shares certain characteristics, including an overlapping customer base, with the Company's equipment financing business, there are many differences, including unique risks. Healthcare providers could overstate the quality and characteristics of their medical receivables, which the Company analyzes in determining the amount of the line of credit to be secured by such receivables. After the Company has established or funded a line of credit, the healthcare providers could change their billing and collection systems, accounting systems or patient records in a way that could adversely affect the Company's ability to monitor the quality and/or performance of the related medical receivables. There are technical legal issues associated with creating and maintaining perfected security interests in medical receivables, specifically those generated by Medicaid and Medicare claims. Payors may make payments directly to healthcare providers that have the effect (intentionally or otherwise) of circumventing the Company's rights in and access to such payments. Payors may attempt to offset their payments to the Company against debts owed to the payors by the healthcare providers. In addition, as a lender whose position is secured by receivables, the Company is likely to have less leverage in collecting outstanding receivables in the event of a borrower's insolvency than a lender whose position is secured by medical equipment that the borrower needs to run its business. A borrower that receives medical receivables loans from the Company and defaults on obligations secured by such receivables may require additional loans, or modifications to the terms of existing loans, in order to continue operations and repay outstanding loans. The Company may have a conflict of interest when it acts as servicer for an equipment-based securitization and originates medical receivables loans to borrowers whose equipment loans have been securitized. While the Company believes it has structured its credit policies and lending practices to take into account these and other factors, there can be no assurance the Company will not sustain credit losses in connection with its medical receivable financing business or that the medical receivable financing business will meet the Company's growth expectations.

     INTEREST RATE RISK. When the Company borrows funds through warehouse facilities, it is exposed to certain risks caused by interest rate fluctuations. Although the Company's equipment loans are structured and permanently funded on a fixed interest rate basis, it uses warehouse facilities until permanent funding is obtained. The Company uses hedging techniques to protect its interest rate margins during the period that warehouse facilities are used prior to an anticipated securitization and sale because funds borrowed through warehouse facilities are obtained on a floating interest rate basis. The Company uses derivative financial instruments, such as forward rate agreements, interest rate swaps, caps and collars, to manage its interest rate risk. The derivatives are used to manage three components of this risk: mismatches of the maturity of assets and liabilities on the Company's balance sheet, hedging anticipated loan securitizations and sales, and interest rate spread protection. There can be no assurance, however, that the Company's hedging strategy or techniques will be effective, that the profitability of the Company will not be adversely affected during any period of changes in interest rates or that the costs of hedging will not exceed the benefits. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate loans. In certain circumstances, the Company for a variety of reasons may retain for an indefinite period certain of the equipment and other loans it originates. In such cases, the Company's interest rate exposure may continue for a longer period of time.

     SUBSTANTIAL LEVERAGE; CONTINUING NEED FOR CAPITAL. The Company has substantial outstanding indebtedness and is highly leveraged. As of March 31, 1998, the Company and its consolidated subsidiaries had total debt of $607.6 million, of which $350.4 million was full recourse debt and $257.2 million was limited recourse debt. Of the $607.6 million of total debt, $425.4 million was long-term debt and $182.2 million was short-term debt. The ability of the Company to repay its indebtedness will depend upon future operating performance, which is subject to the performance of the Company's loan portfolio, the success of the Company's business strategy, prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. The degree to which the Company is leveraged also may impair its ability to obtain additional financing on acceptable terms. In addition, the indenture related to the Company's Senior Notes due 2004 restricts the Company's ability to obtain non-warehouse or non-limited recourse indebtedness which may also constrain the Company's ability to refinance its existing indebtedness.

     Each of the Company's warehouse facilities and permanent funding vehicles requires the Company to provide equity or a form of recourse credit enhancement to the respective lenders or investors and generally does not permit the Company to fund general corporate requirements. Therefore, the actual liquidity, or funds available to the Company to finance its growth, are limited to the cash generated from net financed receivables and the available proceeds of equity or debt securities issued by the Company. At times of strong origination growth, the Company's cash flows from operations are insufficient to fund these requirements. As a result, the Company's need to fund its high growth rates in loan origination necessitates substantial external funding to provide the equity or capital required as recourse credit enhancement with which to leverage borrowings. The Company has no binding commitments for the capital it expects it will continue to require, and its ability to obtain that capital in the future will be dependent on a number of factors including the condition of the capital markets and economic conditions generally.

     POSSIBLE ADVERSE CONSEQUENCES FROM RECENT GROWTH. In the past three years, the Company originated a significantly greater number of equipment, medical receivables and other loans than it did in previous years. As a result of this growth, the Company's net financed asset portfolio grew from $400.6 million at June 30, 1995 to $703.3 million at March 31, 1998. In light of this growth, the historical performance of the Company's loan portfolio, including rates of credit loss, may be of limited relevance in predicting future loan portfolio performance. Any credit or other problems associated with the large number of equipment and other loans originated in the recent past will not become apparent until sometime in the future. Further, while the Company's loan originations have grown substantially in the past three years, its net interest margins have declined during that same period due to a general decline in interest rates, the Company's pricing strategy, the sale of higher-yielding loans to finance the cost of its developing domestic and international business units and the increase in the amount of lower-yielding credit enhancements due to the increased number of securitizations. As a result, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance.

     ABILITY TO SUSTAIN GROWTH. To sustain the rates of growth it has achieved in the last three years, the Company will be required to: (i) penetrate further the markets for medical receivables finance and medical equipment loans, including through the development of its vendor finance programs; and (ii) establish a presence in the long-term care and assisted care markets. The Company faces significant barriers to entry in the long-term care and assisted care markets, which are more diverse than the general markets for medical equipment loans and medical receivables finance because of the larger number of providers and types of financial products and the greater price range of those financing alternatives. While the employees of the entities comprising DVI Merchant Funding have experience in the long-term care and assisted care market, the Company has not previously provided financing services to these markets. In addition, in an effort to strengthen its relationships with medical equipment manufacturers and the vendor finance market and to obtain access to new markets, the Company has initiated operations internationally (including Europe and Asia) and has made investments in certain emerging markets (such as Latin America). The success of these investments is dependent upon many factors including foreign regulation and business practices, currency exchange regulations and currency fluctuations and the achievement of management's planned objectives for these markets. There can be no assurance that the Company will be able to penetrate and compete effectively in the markets described above.

     CUSTOMER CONCENTRATION. At March 31, 1998, approximately 14.6% of managed net financed receivables were due from two of the Company's customers and their respective affiliates, representing 9.1% and 5.5% of managed net financed receivables, respectively. As a result of this concentration the Company is subject to the risks and uncertainties of these two businesses and their respective affiliates and adverse conditions affecting either of these entities could have a material adverse effect on the Company's ability to collect the total amount of outstanding receivables from either of these customers. The Company's customer concentration has decreased as the number of its clients has increased over time; however, there can be no assurance that such concentration will continue to decrease in the future.

     INTEGRATION OF GLOBAL LOCATIONS. The Company's U.S. headquarters are located in Doylestown, Pennsylvania. It also conducts operations internationally, including in Asia, Europe, Australia and Latin America through subsidiaries and joint ventures. As a result, the Company has employees and clients operating in diverse geographic locations imposing a number of risks and burdens on the Company, including the need to transact business with employees and customers from diverse cultural backgrounds, who speak different languages and operate in a number of time zones. Although the Company seeks to mitigate the difficulties associated with operating in diverse geographic locations through the extensive use of electronic mail, there can be no assurance that it will not encounter unforeseen difficulties or logistical barriers in operating in diverse locations. Furthermore, operations in widespread geographic locations require the Company to implement and operate complex information systems that are capable of providing timely information which can readily be consolidated. Although the Company believes that its information systems are adequate, the Company may in the future have to implement new information systems. Implementation of such new information systems may be costly and may require training of personnel. Any failure or delay in implementing these systems, procedures and controls on a timely basis, if necessary, or in expanding these areas in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business and operating results.

     MEDICAL EQUIPMENT MARKET. The demand for the Company's equipment financing services is affected by numerous factors beyond the control of the Company. These factors include general economic conditions, including the effects of recession or inflation, and fluctuations in supply and demand for various types of sophisticated medical equipment resulting from, among other things, technological and economic obsolescence and government regulation. In addition, the demand for sophisticated medical equipment also may be negatively affected by reductions in the amount of reimbursement to healthcare providers for their services from third-party payors such as insurance companies, large self-insured companies and government programs, and the increased use of managed healthcare plans that often restrict the use of certain types of high technology medical equipment.

     DEPENDENCE ON REFERRALS AND SUPPORT FROM EQUIPMENT MANUFACTURERS. The Company obtains a significant amount of its equipment financing business through referrals from manufacturers of diagnostic imaging equipment and other medical equipment it finances. In addition, these manufacturers occasionally provide credit support for or assume first loss positions with respect to equipment financing they refer to the Company. These manufacturers are not contractually obligated to refer their customers to the Company for equipment financing or to provide credit support or assume first loss positions in connection with their referrals. There is no assurance that these manufacturers will continue to refer equipment financing opportunities to the Company or to provide credit support or assume first loss positions. If for any reason the Company were no longer to benefit from these referrals or related credit support and assumptions of first loss positions, its equipment financing business would be materially adversely affected.

     RISKS OF INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS. Approximately 6.3% and 21.4% of the Company's medical equipment loans in 1997 and the nine month period ended March 31, 1998, respectively, were originated outside the United States. Because certain of the manufacturers of high-cost medical equipment with whom the Company has relationships are conducting business and expanding internationally, the Company anticipates that equipment loans originated outside the United States will become a significant portion of its loan portfolio. As a result, an increasing portion of the Company's operations may continue to be subject to certain risks, including currency exchange risks and exchange controls and potential adverse tax consequences. These factors could have a material adverse effect on the Company's business and operating results.

     Although most of the Company's equipment loans are denominated in U.S. dollars, as a result of the Company's international operations, the Company's operating results are subject to fluctuations based upon changes in the exchange rates of certain currencies in relation to the U.S. dollar. The Company engages in hedging activities with respect to its foreign currency exposure and management is continuing to monitor the Company's exposure to currency fluctuations and the Company's hedging policies. However, there can be no assurance that such hedging techniques will be successful. In the future, the Company could be required to denominate its equipment loans in other currencies, which would make the management of currency fluctuations more difficult and expose the Company to greater risks in this regard.

     NEW PRODUCT OFFERINGS. Since November 1997, the Company has provided private placement, loan syndication, bridge financing, mortgage loan placement, and business, merger and acquisition consulting services to the healthcare industry. The Company has not provided these products and services previously and there is no assurance that the Company will be able to market these new products and services successfully or that the return on these products and services will be consistent with the Company's historical financial results.

     FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS. The Company's finance business is subject to numerous federal and state laws and regulations, which, among other things, may (i) require the Company to obtain and maintain certain licenses and qualifications, (ii) limit the interest rates, fees and other charges that the Company is allowed to collect, (iii) limit or prescribe certain other terms of its finance receivables arrangements with clients, and (iv) subject the Company to certain claims, defenses and rights of offset. Although the Company believes that it is currently in compliance with statutes and regulations applicable to its business, there can be no assurance that the Company will be able to maintain such compliance without incurring significant expense. The failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business could have a material adverse effect upon the Company.

     HEALTHCARE REFORM. During the past half decade, large U.S. corporations and U.S. consumers of healthcare services have substantially increased their use of managed healthcare plans such as HMOs and PPOs. This development has increased the purchasing power of those plans, which in turn have used that power to lower the amounts they pay for healthcare services. Since 1993, numerous proposals have been presented to Congress to restructure the U.S. healthcare system. The principal features of these proposals are to provide universal access to healthcare services and to achieve overall cost containment. To date, none of the proposals initiated at the federal government level have been enacted. In the private sector, however, cost containment initiatives have continued. Certain aspects of these actual and proposed cost containment initiatives, particularly plans to eliminate payment for duplicative procedures, may reduce the overall demand for the types of medical equipment financed by the Company. Declining reimbursement for medical services also could cause hospitals, physician groups and other healthcare providers, which form a significant portion of the Company's customer base, to experience cash flow problems. This in turn could negatively impact their ability to meet their financial obligations to the Company and/or reduce their future equipment acquisitions which could adversely affect the Company.

     SHARES ELIGIBLE FOR FUTURE SALE. Following the Offering and the Direct Offering, the Company will have outstanding approximately 13,560,108 shares of Common Stock (approximately 13,890,108 if the underwriter's over-allotment option is exercised in full). Of these shares of Common Stock approximately 11,745,197 shares, which include the 2,200,000 shares offered hereby, are freely tradeable without restriction under the Securities Act, except for any shares purchased by existing affiliates of the Company, which shares are subject to the resale limitations of Rule 144 as promulgated under the Securities Act ("Rule 144"). All of the remaining shares of outstanding Common Stock are "restricted securities" as that term is defined in Rule 144. Subject to the 90-day lock-up agreement described below, these restricted securities will be eligible for sale pursuant to Rule 144 in the public market following the consummation of the Offering. Additional shares of Common Stock, including shares issuable upon exercise of employee stock options and upon conversion of the Company's Convertible Notes, will also become eligible for sale in the public market from time to time. However, the Company, certain of its executive officers and directors, certain stockholders and certain holders of Convertible Subordinated Notes, who in the aggregate will own approximately 3,516,791 shares of Common Stock after the Offering and the Direct Offering, have agreed that, for a period of 90 days after the date of this Prospectus Supplement, they will not, without the prior written consent of Prudential Securities Incorporated, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, subject to certain exceptions, including the ability of the Company to grant options and issue shares of Common Stock under the Company's existing option plans and to issue Common Stock in acquisition transactions not involving a public offering, provided that the recipient will be bound by that lock-up agreement. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements. Following this Offering and the Direct Offering and upon the expiration of the lock-up agreements, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

     DEPENDENCE UPON KEY PERSONNEL. The ability of the Company to successfully continue its existing financing business, to expand into its targeted markets and to develop its newer businesses depends upon the ability of the Company to retain the services of its key executive officers and senior management personnel, including Michael A. O'Hanlon, the Company's President and Chief Executive Officer. The loss of any of these individuals or an inability to attract and maintain additional qualified personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing management personnel or to attract additional qualified personnel.

     YEAR 2000 CONCERNS. The Company believes, based on discussions with its current systems vendors, that its software applications and operational programs will properly recognize calendar dates beginning in the Year 2000. In addition, the Company is discussing with its customers and suppliers the possibility of any interface difficulties relating to the Year 2000 which may affect the Company. To date, no significant concerns have been identified, however, there can be no assurance that there will not be any Year 2000-related operating problems or expenses that will arise with the Company's computer systems and software or in connection with the Company's interface with the computer systems and software of its vendors and customers and suppliers.

                                USE OF PROCEEDS

     The aggregate net proceeds to the Company from the sale of the 2,540,000 shares of Common Stock in the Offering and the Direct Offering are $50.8 million, consisting of $43.9 million from the sale of 2,200,000 shares of Common Stock in the Offering ($50.6 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated Offering expenses and $6.9 million from the sale of the 340,000 shares of Common Stock in the Direct Offering.

     The primary purpose of the Offering and the Direct Offering is to provide the Company with additional capital (i) to fund its growth, including increasing the amount of equipment and medical receivables loans the Company can fund, (ii) to develop the Company's international operations, including the origination of medical equipment loans outside the United States, (iii) for other working capital needs and (iv) for general corporate purposes. Pending such uses the Company may temporarily (a) pay down certain of its warehouse facilities which may include facilities provided by Prudential Securities Credit Corporation, an entity affiliated with Prudential Securities Incorporated, one of the Underwriters of this Offering or (b) invest the net proceeds in short-term, investment grade, interest bearing securities or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been listed on the NYSE since May 14, 1992. Prior to that time, it was included in The Nasdaq Stock Market's National Market since August 7, 1990. The following table sets forth the high and low last reported sales prices per share of Common Stock on the NYSE Composite Tape for the periods indicated:

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED JUNE 30, 1996
  First Quarter.............................................  $13 3/4   $11 1/8
  Second Quarter............................................   14 1/2    12 5/8
  Third Quarter.............................................   14 3/8    12 1/4
  Fourth Quarter............................................   15 7/8    12 5/8
FISCAL YEAR ENDED JUNE 30, 1997
  First Quarter.............................................  $17 3/8   $12 1/4
  Second Quarter............................................   14 7/8    12 1/2
  Third Quarter.............................................   13 3/8    11
  Fourth Quarter............................................   14 5/8    11 1/4
FISCAL YEAR ENDED JUNE 30, 1998
  First Quarter.............................................  $16 3/4   $14 5/16
  Second Quarter............................................   20 5/16   16 1/2
  Third Quarter.............................................   25 1/4    18 3/8
  Fourth Quarter (through May 21, 1998).....................   25        21 7/16

     On May 21, 1998, the last reported sales price of the Common Stock on the NYSE Composite Tape was $21.4375 per share and there were approximately 5,300 holders of record.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends since its inception, and the Company anticipates that any future earnings will be retained for investment in corporate operations. Any declaration of dividends in the future will be determined in light of the conditions affecting the Company at that time, including, among other things, its earnings, financial condition, capital requirements, level of debt and the terms of any contractual limitations on dividends. The Company's principal warehouse facility prohibits DVI Financial Services, the Company's principal operating subsidiary, from paying cash dividends to the Company. In addition, the agreement with respect to the Company's 9 1/8% Convertible Subordinated Notes due 2002 (the "Convertible Subordinated Notes") and the indenture governing the Company's 9 7/8% Senior Notes due 2004 (the "Senior Notes") both place limitations on the payment of dividends by the Company and its subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998, and as adjusted to reflect the sale of (i) 2,200,000 shares of Common Stock in the Offering, after deducting the underwriting discounts and commissions and the estimated Offering expenses payable by the Company and the application of the net proceeds therefrom and (ii) 340,000 shares of Common Stock in the Direct Offering and the application of the proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements, and related notes incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

                                                                  MARCH 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Borrowings under warehouse facilities.......................  $182,152    $182,152
                                                              --------    --------
Long-term debt, net:
  Securitization debt.......................................  $298,945    $298,945
  9 7/8% Senior Notes due 2004..............................    96,329      96,329
  Other debt................................................    16,764      16,764
  Convertible subordinated notes............................    13,410      13,410
                                                              --------    --------
          Total long-term debt..............................  $425,448    $425,448
                                                              --------    --------
Shareholders' equity:
  Preferred stock, $10.00 par value; authorized 100,000
     shares; no shares issued...............................  $     --    $     --
  Common stock, $0.005 par value; authorized 25,000,000
     shares; outstanding 11,018,008 at March 31, 1998 and
     13,558,008, as adjusted................................        55          68
  Additional capital........................................    75,137     125,954
  Retained earnings.........................................    35,498      35,498
                                                              --------    --------
  Cumulative translation adjustments........................      (480)       (480)
                                                              --------    --------
          Total shareholders' equity........................   110,210     161,040
                                                              --------    --------
          Total capitalization..............................  $535,658    $586,488
                                                              ========    ========

                 SELECTED FINANCIAL INFORMATION AND OTHER DATA

     The following tables contain selected financial information for the Company for the periods presented. The Statement of Operations and Balance Sheet Data at June 30, 1996 and 1997 and for each of the three years in the period ended June 30, 1997 are derived from the Company's audited Financial Statements incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. The Statement of Operations and Balance Sheet Data at June 30, 1993, 1994 and 1995 and for each of the two years in the period ended June 30, 1994 are derived from the Company's audited Financial Statements for those years, which are not included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The selected financial data as of and for the nine months ended March 31, 1997 and 1998 have been derived from unaudited financial statements of the Company and in the opinion of the Company's management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial condition and results of operations at the end of and for such periods. The results of operations for the nine months ended March 31, 1998 are not necessarily indicative of future results. The following data should be read in conjunction with the Company's financial statements and related notes incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Summations and differences of the numbers set forth below may not reconcile due to rounding.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                          YEAR ENDED JUNE 30,                     MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1993      1994      1995      1996      1997      1997      1998
                                            -------   -------   -------   -------   -------   -------   -------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Finance and other income:
  Amortization of finance income..........  $12,273   $18,624   $33,425   $44,509    49,535   $36,058   $45,839
  Other income............................    1,822     1,985     2,560     4,529     6,799     5,356     8,258
                                            -------   -------   -------   -------   -------   -------   -------
Total finance and other income............   14,095    20,609    35,985    49,038    56,334    41,414    54,097
Interest expense..........................    5,005     8,833    22,860    30,489    38,395    27,646    36,584
                                            -------   -------   -------   -------   -------   -------   -------
Net interest and other income.............    9,090    11,776    13,125    18,549    17,939    13,768    17,513
Net gain on sale of financing
  transactions............................    1,104       302     3,042     8,032    14,039     8,280    15,060
                                            -------   -------   -------   -------   -------   -------   -------
Net finance income........................   10,194    12,078    16,167    26,581    31,978    22,048    32,573
Selling, general and administrative
  expenses................................    5,568     6,049     7,891     9,933    14,117     9,934    13,086
Provision for possible losses on
  receivables.............................      167     1,716     1,261     2,325     2,386     1,111     3,909
                                            -------   -------   -------   -------   -------   -------   -------
Earnings from continuing operations before
  provision for income taxes, equity in
  net earnings (loss) of investees and
  discontinued operations.................    4,459     4,313     7,015    14,323    15,475    11,003    15,578
Equity in net earnings (loss) of
  investees...............................      (51)     (242)       --       (66)     (281)     (173)     (293)
Provision for income taxes................    1,828     1,811     2,946     6,092     6,631     4,644     6,316
                                            -------   -------   -------   -------   -------   -------   -------
Earnings from continuing operations.......    2,580     2,260     4,069     8,165     8,563     6,186     8,969
Loss from discontinued operations.........    1,922     3,145        --        --        --        --        --
                                            -------   -------   -------   -------   -------   -------   -------
Net earnings (loss).......................  $   658   $  (885)  $ 4,069   $ 8,165   $ 8,563   $ 6,186   $ 8,969
                                            =======   =======   =======   =======   =======   =======   =======
Net earnings per share:
  Basic...................................                                                    $  0.56   $  0.80
  Diluted.................................                                                    $  0.54   $  0.74

                                                                                                      AS OF
                                                               AS OF JUNE 30,                       MARCH 31,
                                            ----------------------------------------------------   ------------
                                              1993       1994       1995       1996       1997         1998
                                            --------   --------   --------   --------   --------   ------------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Gross financed receivables................  $148,191   $287,734   $475,803   $520,120   $650,376     $770,060
Net financed receivables..................   123,628    239,347    400,642    454,398    580,637      703,270
Notes collateralized by medical
  receivables.............................     2,565      6,007     21,247     38,567     86,858      162,553
Total assets..............................   147,161    265,949    432,876    560,939    634,528      729,059
Borrowings under warehouse facilities.....    45,221     34,586    155,172    168,108     44,961      182,152
Long-term debt, net:
  Securitization debt.....................    51,691    148,852    205,376    253,759    317,863      298,945
  9 7/8% Senior Notes due 2004............        --         --         --         --     95,883       96,329
  Other debt..............................       136         --         --         --      8,168       16,764
  Convertible subordinated notes..........        --     14,112     13,754     13,809     13,324       13,410
                                            --------   --------   --------   --------   --------     --------
Total long-term debt......................  $ 51,827   $162,964   $219,130   $267,568   $435,238     $425,448
                                            ========   ========   ========   ========   ========     ========
Shareholders' equity......................  $ 34,664   $ 33,993   $ 40,250   $ 85,302   $ 95,660     $110,210

                                                                                              NINE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                          MARCH 31,
                                     ----------------------------------------------------   ---------------------
                                       1993       1994       1995       1996       1997       1997        1998
                                     --------   --------   --------   --------   --------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
ADDITIONAL OPERATING AND OTHER
  DATA:
Origination and commitments:
    Domestic equipment
      origination..................  $ 58,600   $157,400   $314,100   $316,757   $370,262   $272,767   $  277,242
    International origination and
      commitments..................        --         --         --         --     31,461     31,192      105,263
    Medical receivables
      commitments..................        --      5,600     23,900     40,000    101,100     68,550      110,510
                                     --------   --------   --------   --------   --------   --------   ----------
Total origination and
  commitments......................  $ 58,600   $163,000   $338,000   $356,757   $502,823   $372,509   $  493,015
                                     ========   ========   ========   ========   ========   ========   ==========
Managed portfolio:
    Domestic equipment.............  $121,063   $233,340   $473,626   $601,542   $809,090   $753,331   $  878,643
    International equipment........        --         --         --         --     29,895     31,959      118,130
    Medical receivables............     2,565      6,007     21,247     38,567     86,858     71,678      162,553
                                     --------   --------   --------   --------   --------   --------   ----------
Total managed portfolio............  $123,628   $239,347   $494,873   $640,109   $925,843   $856,968   $1,159,326
                                     ========   ========   ========   ========   ========   ========   ==========
Net charge-offs....................  $     82   $    264   $    477   $  1,581   $    436   $    270   $    1,188
Net charge offs as a percentage of
  average net financed assets......      0.09%      0.15%      0.15%      0.35%      0.08%      0.07%        0.24%
Allowance for possible losses on
  receivables......................  $  1,046   $  2,498   $  3,282   $  4,026   $  5,976   $  4,867   $    8,697
Allowance for possible losses on
  receivables as a percentage of
  net financed assets..............      0.85%      1.04%      0.82%      0.89%      1.03%      0.88%        1.24%
Total delinquencies................  $ 10,101   $  8,709   $ 22,567   $ 27,514   $ 33,153   $ 34,669   $   66,176
Total delinquencies as a percentage
  of managed net financed assets...      8.17%      3.64%      4.56%      4.30%      3.58%      4.05%        5.71%

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a leading provider of asset-based financing to healthcare service providers. Through its medical equipment finance business, the Company finances the purchase of diagnostic imaging and other sophisticated medical equipment and also provides vendor financing programs. Through its medical receivables finance business, the Company provides lines of credit collateralized by third party medical receivables to a wide variety of healthcare providers and offers warehouse and securitization services to other healthcare finance providers. In addition to these core businesses, the Company has recently expanded its financing activities to include loan syndication, private placement, bridge financing, mortgage loan placement and, to a lesser extent, merger and acquisition advisory services. The Company operates principally in the United States and is developing a significant presence in Latin America as well as operations in Europe and Asia. Management believes that the Company's healthcare industry expertise and its broad range of financing programs has positioned the Company to become the primary source of financing for its customers.

CERTAIN ACCOUNTING CONSIDERATIONS

     Equipment Financing. For accounting purposes, the Company classifies equipment loans it originates as notes secured by equipment, direct financing leases or operating leases. Notes secured by equipment and direct financing leases are generally those transactions in which the obligor has substantially all of the benefits and risks of ownership of the equipment. Operating leases are generally those which only provide for the rental of the asset. The different classifications can result in accounting treatments that provide substantially different income and costs during the transaction term. Direct financing leases and notes secured by equipment are reflected on the Company's balance sheet as "investment in direct financing leases and notes secured by equipment." For statement of operations purposes, those transactions result in amortization of finance income over the transaction term in the amounts computed using the interest method.

     The Company enters into two types of direct financing lease transactions, which are referred to as "conditional sales agreements" and "fair market value transactions." Conditional sales agreements and notes secured by equipment represent those transactions in which no residual interest in the underlying equipment is retained by the Company. Fair market value transactions are those transactions in which the Company retains a residual interest in the equipment. This residual interest is recorded on the Company's books as an estimate of the projected value of the financed equipment at the end of the transaction term. At the inception of notes secured by equipment and direct financing lease transactions, "unearned income" represents the amount by which the gross transaction receivables, initial direct costs and the estimated residual value (on fair market value transactions) exceed equipment cost.

     Beginning in 1993, the Company significantly reduced its emphasis on entering into fair market value transactions and adopted a strategy to reduce the dollar amount of residual interests on its balance sheet. Pursuant to this policy, the percentage of the Company's equipment financing transactions structured as loans and conditional sales agreements have increased significantly. While the Company has recently entered into fair market value transactions in connection with its international operations, and as of March 31, 1998, residual valuation had increased to $11.2 million from $6.2 million at June 30, 1993, as a percentage of net financed receivables residual valuation decreased from 5.0% as of June 30, 1993 to 1.6% at March 31, 1998. The Company believes that loans and conditional sales agreements will constitute a high percentage of its equipment financing transactions in the future.

     Leases and contracts for the rental of equipment which do not meet the criteria of direct financing leases are accounted for as operating leases. Equipment under an operating lease or a rental contract is recorded on the balance sheet at the Company's cost under the caption of "equipment on operating leases" and depreciated on a straight-line basis over the estimated useful life of the equipment.

     Notes secured by equipment and direct financing lease transactions are all "net" transactions under which the obligor must make all scheduled payments, maintain the equipment, insure the equipment against casualty loss and pay all equipment related taxes. In fair market value transactions, at the end of the initial financing term, the obligor has the option either to purchase the equipment for its fair market value, extend the financing term under renegotiated payments or return the equipment to the Company. If the equipment is returned to the Company, the Company must sell or lease the equipment to another user.

     In transactions classified as notes secured by equipment and direct financing leases that the Company permanently funds through securitization or other structured finance transactions which the Company treats as debt, income is deferred and recognized using the interest method over the respective term of the transactions. If an obligor under a transaction defaults, the Company may not receive all or a portion of the unamortized income associated with the transaction.

     Medical Receivable Financing. In addition to its equipment finance business, the Company provides lines of credit to a wide variety of healthcare providers that are secured by medical receivables and other collateral and offers warehouse and securitization services to other healthcare finance providers who do not have access to such financing sources. The interest and fee income generated from these loans are recognized over the terms of the lines of credit, which are typically one to three years, and are recorded as amortization of finance income.

RESULTS OF OPERATIONS

     The Company has classified income under the categories of "amortization of finance income," "other income" and "gain on sale of financing transactions." Amortization of finance income consists of the interest component of payments received on notes secured by equipment, medical receivables and direct financing leases, and is calculated using the interest method whereby the income is reported over the term of the transactions. "Other income" consists primarily of late charges, dividends on investment in investee's preferred stock, income from operating leases, service fees earned on serviced assets, fees associated with the repayment of contracts and income from billing/collecting activities. "Gain on sale of financing transactions" consists of gains recognized when the Company permanently funds transactions through off balance sheet securitizations or other whole loan sales.

  Impact of Financing Strategies on Results of Operations

     The Company's financing strategy is to obtain permanent funding for most of its equipment loans through securitization and whole loan sales. When funding loans through securitization, the issuer generally can structure the securitization so that the funding is treated for accounting purposes either as long-term debt secured by equipment loans or medical receivable loans owned by the Company, or as a sale. The manner in which income arising in those transactions is recognized for financial reporting purposes differs significantly depending on which of the two structures the issuer uses. When the Company sponsors a securitization it treats the proceeds as long-term debt on its financial statements and reports the amortization of finance income on the full amount of the loans, whereas when the Company sells loans, it recognizes the unamortized finance income at the time the funding takes place; however, even in a funding treated as a sale, the Company may recognize servicing income and/or interest income on its subordinated interest over the remaining term of the equipment loans sold.

     Over the past three years the Company has focused its strategy on increasing its market share. There can be no assurance that the Company's historical growth rate or current profitability can be sustained in the future. Additionally, the Company's expense levels are based in part on its expectations as to future financing volumes and the Company may be unable to adjust spending in a timely manner to compensate for a decrease in demand for financing of medical equipment and receivables. Accordingly, operating results may be adversely impacted by future fluctuations in such demand. The Company believes that general economic conditions have not had a material adverse effect on the Company's recent operating results. There can be no assurances, however, that general economic conditions will not have a material adverse effect on the Company in the future.

  Nine Months Ended March 31, 1998 Compared to Nine Months Ended March 31, 1997

     Total finance and other income increased to $54.1 million in the nine month period ended March 31, 1998 from $41.4 million for the nine month period ended March 31, 1997. Amortization of finance income increased to $45.8 million from $36.1 million for the nine month period ended March 31, 1998 as compared to the same period of the prior year. The increase primarily was a result of the overall increase in the size of the Company's loan portfolio. Other income increased to $8.3 million in the nine month period ended March 31, 1998 from $5.4 million in the comparable prior year period. The increase was due mainly to fees earned on the larger portfolio, service fees earned on serviced assets and fees associated with the repayment of contracts and a legal settlement.

     Interest expense increased to $36.6 million for the nine months ended March 31, 1998 from $27.6 million for the nine months ended March 31, 1997. The increase is primarily a result of the growth of the Company's loan portfolio. As a percentage of finance and other income, interest expense increased to 67.6% for the nine months ended March 31, 1998 as compared to 66.8% for the nine month period ended March 31, 1997.

     Net gain on sale of financing transactions increased to $15.1 million for the nine months ended March 31, 1998 from $8.3 million for the same period of the prior fiscal year. Loans sold during the nine month period ended March 31, 1998 were $212.6 million compared to $169.8 million during the same period of the prior fiscal year. Higher relative gains are attributable to better structuring, timing and execution of securitizations.

     For the nine months ended March 31, 1998 selling, general and administrative expenses increased by 31.7% to $13.1 million from $9.9 million for the same prior year period. The increase in the Company's selling, general and administrative expenses was primarily related to the expansion of the Company's new domestic and international businesses and the Company's 35.3% growth in managed net financed assets.

     The provision for possible losses on receivables was $3.9 million for the nine month period ended March 31, 1998 as compared to $1.1 million for the nine months ended March 31, 1997. On a quarterly basis, the Company evaluates the collectibility of its receivables and records a provision for amounts deemed uncollectible. In the opinion of management, the provisions are adequate based on current trends in the Company's delinquencies and losses.

     Earnings before provision for income taxes and equity in net loss of investees increased 41.6% to $15.6 million for the nine month period ended March 31, 1998 compared to $11.0 million for the same period ended March 31, 1997. Net earnings increased 45.0% to $9.0 million from $6.2 million in comparing the nine month period ended March 31, 1998 to the same period ended March 31, 1997. Diluted earnings per share increased 37.0% to $0.74 from $0.54 when comparing the nine month period ended March 31, 1998 and March 31, 1997. The increase in diluted earnings per share results from an increase in the Company's net earnings, partially offset by an increase in average diluted shares.

     Total shareholders' equity increased to $110.2 million at March 31, 1998 from $95.7 million at June 30, 1997. The increase primarily was due to net earnings of $9.0 million, issuance of 300,000 shares for $4.9 million, and exercise of stock options and warrants for $1.1 million.

     The Company believes that its present warehouse and permanent funding sources are sufficient to fund the Company's current needs for its equipment and medical receivables financing businesses.

     At March 31, 1998, the Company had available an aggregate of $398.0 million in warehouse facilities of which $182.2 million was utilized.

     Through March 31, 1998, the Company has completed 20 securitizations or other structured finance transactions for medical equipment and medical receivables financings totaling approximately $1.4 billion, including two public debt issues totaling $165.6 million and 18 private placements of debt and whole loan sales totaling approximately $1.2 billion. The Company expects for the foreseeable future to continue to use securitization, on both a public and private basis, as its principal means to permanently fund its loans.

LIQUIDITY AND CAPITAL RESOURCES

  General

     The Company's financing business requires substantial amounts of capital and borrowings. The Company obtains warehouse funding from commercial and investment banks. The Company's warehouse borrowings are full recourse obligations (meaning that upon a default, the lender has recourse against the collateral pledged to secure the Company's obligations and against the Company itself), while the Company's permanent funding is obtained principally on a limited recourse basis (meaning that upon a default, the lender's primary recourse is against the pledged collateral and the lender has only a limited ability to recover directly from the Company). In the case of limited recourse funding, the Company retains some risk of loss because it shares in any losses incurred and/or it may forfeit the residual interest (if any) the Company has in the underlying financed assets should defaults occur.

     A substantial portion of the Company's debt represents permanent funding of equipment loans obtained on a limited recourse basis and is structured so that the cash flow from the underlying loans services the debt. Most of the Company's warehouse borrowings are used to temporarily fund the equipment loans and are repaid with the proceeds obtained from the permanent funding and cash flow from the underlying transactions.

     As a result of the growth of the Company's equipment financing and medical receivable loans business, the amount of warehouse and permanent funding it requires has significantly increased. To meet its requirements for increased warehouse funding, the Company has expanded its warehouse facilities with banks, and has obtained warehouse facilities with investment banking firms the Company uses for its securitizations. To meet its requirement for increased permanent funding, the Company has enhanced its ability to fund equipment loans and medical receivable loans by utilizing both securitization techniques and whole loan sales. If suitable sources of both warehouse and permanent funding are not available in the future, the Company's growth will be constrained and it may be forced to use less attractive funding sources in order to ensure its liquidity.

     In addition to the interim and permanent funding referred to above, the Company's continued growth in loan originations and net financed receivables requires substantial amounts of external funding, primarily to fund the reserve account or overcollateralization requirements that are applied in connection with securitizations and sales of the Company's loans. These funds essentially provide the credit enhancement for the Company's leveraged investments in its loan portfolios, and typically are obtained through sales of debt or equity securities by the Company.

     Although the Company believes that cash available from operations and financing activities will be sufficient to enable it to make required interest payments on the Convertible Subordinated Notes and the Senior Notes and its other debt obligations and other required payments, there can be no assurance in this regard and the Company may encounter liquidity problems which could affect its ability to meet such obligations while attempting to withstand competitive pressures or adverse economic conditions.

     The Company's existing net financed receivables generate positive cash flows, however, as a result of the Company's continued strong growth in loan originations and net financed receivables and its securitization program, the Company expects to continue to generate negative cash flow from operations. The Company's primary cash requirements include the funding of: (i) loan originations and purchases pending their securitization and sale; (ii) fees and expenses incurred in connection with the securitization of loans; (iii) reserve account or overcollateralization requirements in connection with the securitization and sale of the loans; (iv) ongoing administrative and other operating expenses; and (v) interest and principal payments under the Company's warehouse facilities and other indebtedness.

     The Company's primary sources of liquidity in the future are expected to be available cash flow from operations, existing cash fundings under its warehouse facilities, sales of loans through securitizations and other permanent fundings, the net proceeds from this Offering and further issuances of debt or equity. The Company expects these sources to be sufficient to fund the Company's liquidity requirements for at least the next twelve months if the Company's future operations are consistent with management's current growth expectations. However, because the Company expects to continue to operate on a negative cash flow basis for the foreseeable future, it anticipates that it will need to affect debt or equity financings regularly. The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any such sources will be available to the Company at any given time or as to the favorableness of the terms on which such sources may be available.

Warehouse Facilities

     At March 31, 1998, the Company had an aggregate maximum of $368.0 million potentially available under various warehouse facilities for equipment financing of which it had borrowed an aggregate of $155.6 million. The Company's primary credit facility, pursuant to a revolving credit agreement with a syndicate of banks (the "Agreement"), provides for the borrowing of up to $128.0 million. Borrowings under this facility bear interest based on DVI Financial Services' leverage ratio as defined in the Agreement at DVI Financial Services' option of
(i) from prime to prime plus 0.125% or (ii) from 1.35% up to 1.65% over the 30, 60 or 90-day LIBOR rate. Included in the Agreement is a $35.0 million sub-limit for borrowings secured by medical receivables loans originated by DVI Financial Services. The Agreement is renewable annually at the bank syndicate's discretion. The Agreement prohibits DVI Financial Services from paying dividends other than dividends payable solely in shares of DVI Financial Services' stock and limits borrowings to specified levels determined by ratios based on the Company's tangible net worth. As of March 31, 1998, the Company was in compliance with the financial covenants of the Agreement.

     In addition to the credit facility described above, the Company has two $100.0 million interim funding facilities with investment banking firms to fund certain equipment loans which are to be securitized by the lenders thereunder. Borrowings under these facilities bear interest at a rate of 0.80% over the 30-day LIBOR rate. The Company also has a $30.0 million warehouse credit facility for its medical receivables financing business.

     The table below sets forth, as of March 31, 1998, the name of the primary leader for each warehouse facility, the total amount it has committed to provide, the total amount outstanding under the facility and the expiration date of the facility.

                                                                      WAREHOUSE FACILITIES
                                                                         (IN THOUSANDS)
                                                                         MARCH 31, 1998
                                                           ------------------------------------------
                                                           COMMITMENT   OUTSTANDING   EXPIRATION DATE
                                                           ----------   -----------   ---------------
DOMESTIC
Fleet Bank, as Agent.....................................    $128.0       $ 49.3         12/31/98
Prudential Securities....................................     100.0         38.3          7/30/98
Lehman Brothers..........................................     100.0         28.0           9/5/98
Credit Suisse First Boston...............................      30.0         26.6          9/30/98
Prime Bank...............................................       5.0          5.0          1/29/99
Fleet Bank...............................................       5.0          5.0          6/29/98
                                                             ------       ------
          Total..........................................    $368.0       $152.2
                                                             ======       ======
INTERNATIONAL
Prudential Securities....................................    $ 30.0       $ 30.0          6/30/98
                                                             ------       ------
          Total..........................................    $ 30.0       $ 30.0
                                                             ======       ======

  Permanent Funding Methods

     The Company has completed 20 securitizations or other structured finance transactions for medical equipment and medical receivables financings totaling approximately $1.4 billion, of which $1.3 billion represents medical equipment financings. In January 1996, the Company completed a $25.0 million private placement securitization of medical receivable loans and in February 1998 completed a $75.0 million private placement to fund its medical receivables financing business. The Company expects to continue to use securitization, on both a public and private basis, as its principal means to permanently fund its loans for the foreseeable future. If for any reason the Company were to become unable to access the securitization market to permanently fund its equipment loans, the consequences for the Company would be materially adverse.

     The Company's use of securitization significantly affects its need for warehouse facilities and its liquidity and capital requirements due to the amount of time required to assemble a portfolio of loans to be securitized. When using securitization, the Company is required to hold loans until a sufficient quantity, generally $150.0 to $250.0 million, is accumulated so as to attract investor interest and allow for a cost effective placement. This increases the Company's exposure to changes in interest rates and temporarily reduces its warehouse facility liquidity.

     The Company does not have binding commitments for permanent funding, either through securitization or whole loan sales. The Company has non-binding agreements with investment banking entities to fund future loans through securitization. While the Company expects to be able to continue to obtain the permanent funding it requires for its equipment financing and medical receivables financing business, there can be no assurance that it will be able to do so. If, for any reason, any of these types of funding were unavailable in the amounts and on terms deemed reasonable by the Company, the Company's financing activities would be adversely affected. The Company believes its existing warehouse facilities are sufficient to meet its near-term obligations.

  Hedging Strategy

     When the Company borrows funds through warehouse facilities, it is exposed to a certain degree of risk caused by interest rate fluctuations. Although the Company's equipment loans are structured and permanently funded on a fixed interest rate basis, it uses warehouse facilities until permanent funding is obtained. Because funds borrowed through warehouse facilities are obtained on a floating interest rate basis, the Company uses hedging techniques to protect its interest rate margins during the period that warehouse facilities are used prior to an anticipated securitization or sale. The Company uses derivative financial instruments, such as forward rate agreements, Treasury locks, and interest rate swaps, caps and collars, to manage its interest rate risk. The derivatives are used to manage three components of this risk: interest sensitivity adjustments, hedging anticipated loan securitizations and sales, and interest rate spread protection. The Company's hedging techniques may not necessarily protect it from interest rate-related risks in all interest rate environments. See
"Business -- Capital Resources and Transaction Funding -- Hedging Strategy."

  Income Tax Issues

     Historically, the Company has deferred a substantial portion of its federal and state income tax liability because of its ability to obtain depreciation deductions from transactions structured as fair market value leases. Over the past 18 months, the proportion of transactions originated by the Company structured as fair market value leases has declined, and the Company expects that trend will continue. As a result, the Company expects that in future periods its ability to defer its income tax liability will correspondingly decline. Additionally, the Company believes its effective tax rate will increase in future periods as a result of higher state tax rates in certain regions in which the Company conducts its business.

  Inflation

     The Company does not believe that inflation has had a material effect on its operating results during the past three years. There can be no assurance that the Company's business will not be affected by inflation in the future.

                                    BUSINESS

OVERVIEW

     DVI, Inc. is a leading provider of asset-based financing to healthcare service providers. Through its medical equipment finance business, the Company finances the purchase of diagnostic imaging and other sophisticated medical equipment and also provides vendor financing programs. Through its medical receivables finance business, the Company provides lines of credit collateralized by third party medical receivables to a wide variety of healthcare providers and offers warehouse and securitization services to other healthcare finance providers. In addition to these core businesses, the Company has recently expanded its financing activities to include loan syndication, private placement, bridge financing, mortgage loan placement and, to a lesser extent, merger and acquisition advisory services. The Company operates principally in the United States and is developing a significant presence in Latin America as well as operations in Europe and Asia. Management believes that the Company's healthcare industry expertise and its broad range of financing programs has positioned the Company to become the primary source of financing for its customers.

     The Company principally serves the financing needs of middle market healthcare service providers such as outpatient healthcare providers, medical imaging centers, physician group practices, integrated healthcare delivery networks and hospitals. In addition, the Company has recently expanded its customer base to include the long term and assisted care markets. Many of the customers are entrepreneurial, growing companies that have capitalized on trends affecting the healthcare delivery systems in the U.S. and other countries to build their businesses. These trends include: (i) significant growth in the level of healthcare expenditures worldwide; (ii) dramatic efforts by governmental and market forces to reduce healthcare delivery costs and increase efficiency; (iii) favorable demographic and public policy trends worldwide; (iv) growth, consolidation and restructuring of healthcare service providers; and (v) advances in medical technology which have increased the demand for healthcare services and the need for sophisticated medical diagnostic and treatment equipment.

     As a result of these factors, the Company's business has grown substantially. From June 30, 1995 to March 31, 1998, the Company's managed net finance receivables portfolio increased 134% to approximately $1.2 billion from $494.9 million. During this same period of substantial portfolio growth, the Company's net charge-offs and delinquencies have remained low. The Company's net charge-offs as a percentage of average net financed receivables were 0.15%, 0.35%, 0.08% and 0.24% for the three years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1998, annualized, respectively, and total delinquencies as a percentage of managed net financed receivables for the same periods were 4.56%, 4.30%, 3.58% and 5.71%, respectively. See "-- Credit Experience."

     The continued growth in the Company's business has required substantial amounts of external funding. The Company finances its originations on an interim basis with secured credit facilities provided by banks and other financial institutions. These interim "warehouse" facilities are generally repaid with the proceeds from asset securitizations, whole loan sales, and other structured finance techniques to permanently fund most of the Company's portfolio. These permanent financings require capital to be invested by the Company to fund reserve accounts or to meet the overcollateralization required in the securitizations and sales of the Company's loans. The Company continues to seek new ways to fund its growth, including developing asset securitization and other structured finance techniques to permanently fund its international medical equipment loans.

     Medical Equipment Finance. The Company's equipment finance business operates by: (i) providing financing directly to end users of diagnostic imaging and other sophisticated medical equipment; (ii) providing captive finance programs for vendors of diagnostic and patient treatment devices worldwide; and
(iii) to a lesser extent, by purchasing medical equipment loans and leases originated by regional finance companies through a wholesale loan origination program. The Company's typical equipment loan has an initial principal balance ranging from $300,000 to $2.0 million. Virtually all of the Company's equipment loans are structured such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years. The Company's exposure to residual asset value is limited because most of the Company's equipment loans are structured as notes secured by equipment or direct financing leases with a bargain purchase option. At March 31, 1998, the Company's portfolio of equipment financing loans was $996.8 million.

     The Company has traditionally focused its financing activities on the domestic outpatient diagnostic and treatment services sector of the healthcare industry, typically consisting of radiologists and other diagnostic service providers who were among the first in the domestic healthcare industry to move away from the hospital setting toward outpatient treatment centers. The Company expects the range of services provided in an outpatient setting to expand and intends as part of its business strategy to focus on the equipment used and medical receivables generated as a result of that expansion. In addition, to enhance its relationships with certain medical equipment manufacturers, and to capitalize on the growing international markets for medical equipment financing, the Company has formed international joint ventures or established subsidiaries in Latin America, Europe, Asia and Australia which provide finance programs for manufacturers in these regions. The Company views continued expansion of its relationships with medical equipment vendors and manufacturers as an integral component of its growth strategy and intends, to the extent appropriate in the pursuit of that objective, to continue to expand its medical equipment finance activities outside the U.S. The Company believes that by helping vendors and manufacturers to finance their customers' equipment purchases outside the U.S. it will encourage those vendors and manufacturers to increase the financing opportunities they refer to the Company within the U.S. At March 31, 1998, the Company's portfolio of international equipment loans was $118.1 million. In addition, at March 31, 1998, Medical Equipment Credit Pte, a joint venture in which the Company has a minority interest, had a portfolio of international equipment loans of $13.0 million.

     Medical Receivables Finance. The Company provides lines of credit to a wide variety of healthcare providers and offers warehouse and securitization services to other healthcare finance providers who do not have access to such financing sources. Substantially all of the lines of credit are collateralized by third party medical receivables due from Medicare, Medicaid, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), commercial insurance companies, self insured corporations and, to a limited extent, other healthcare service providers. The Company generally advances only 70% to 85% of the Company's estimate of the net collectible value of the eligible receivables from third party payors. Clients continue to bill and collect the accounts receivable, subject to lockbox collection and sweep arrangements established for the benefit of the Company. The Company conducts extensive due diligence on its potential medical receivables clients for all its financing programs and follows underwriting and credit policies in providing financing to customers. The Company's credit risk is mitigated by the Company's ownership of or security interest in all receivables, eligible and ineligible. The Company's medical receivables loans are structured as floating rate lines of credit. These lines of credit typically range in size from $500,000 to $15.0 million. At March 31, 1998, the Company's portfolio of medical receivables loans was $162.6 million.

     Medical receivables financing is readily available for many hospitals and for physicians seeking relatively small amounts of funding. However, for outpatient healthcare providers seeking funding in excess of approximately $500,000, the principal sources of financing generally are limited to specialty finance companies or factoring companies that purchase receivables at a discount. The Company believes the principal reasons for the lack of financing in these areas historically have been the uncertainty of the value of the receivables, the lack of permanent funding vehicles and the potential for fraud due to the difficulty of verifying the performance of healthcare services. More recently, interest in providing financing for this sector has increased as a result of improved understanding of the expected reimbursement levels for healthcare services and the availability of historical performance data on which to base credit decisions. The Company's strategy in medical receivables financing is to differentiate itself from many of its competitors by offering loans secured by medical receivables rather than factoring those receivables at a discount. The Company believes that loans secured by medical receivables are often more attractive to borrowers that generate high-quality medical receivables because those borrowers find the Company's financing has a lower cost than the cost to those borrowers of factoring their receivables.

     Additional Financing Services. Management believes that the long-term care and assisted care markets have been underserved by traditional financing sources and that many firms in these markets have both a need for and the creditworthiness to support working capital financing. To serve these markets the Company established DVI Merchant Funding in November 1997. Through DVI Merchant Funding the Company provides fee based advisory services such as private placement, loan syndication, bridge financing, mortgage loan placement and to a lesser extent mergers and acquisitions advisory services to its customers.

BUSINESS STRATEGY

     The Company's business strategy is to be the leading provider of asset-based financing services to growing segments of the healthcare industry and to be the primary source for all of the financing needs of its customers. The principal components of the Company's strategy include:

     - Strengthening its relationships with equipment manufacturers to generate additional financing opportunities in the U.S. and international markets. The Company views continued expansion of its relationships with medical equipment manufacturers as an integral component of its growth strategy and intends, to the extent appropriate in the pursuit of that objective, to continue to expand its medical equipment finance activities outside the U.S. To strengthen its relationships with certain manufacturers of medical equipment and to capitalize on the growing international markets for medical equipment financing, the Company has formed international joint ventures or established subsidiaries in Latin America, Europe, Asia and Australia which provide medical equipment financing in these regions. The Company believes that by helping manufacturers to finance their customers' equipment purchases outside the U.S. it will encourage those manufacturers to increase the finance opportunities they refer to the Company within the U.S.

     - Continuing to expand medical receivables finance business. The Company intends to further expand its share of the medical receivables financing market by generating financing opportunities through its existing medical equipment financing customer base, particularly those customers that are expanding to provide additional healthcare services. The Company intends to maintain a strategy of differentiating itself from many of its competitors by continuing to offer loans secured by medical receivables rather than factoring those receivables at a discount.

     - Offering a broader range of financing services to healthcare providers. The Company's goal is to become the primary source for all of the financing needs of its customers. Towards this end, the Company has expanded the credit services that it offers to its customers to include, among other things, real estate financing and funding to finance health-care related acquisitions. The Company intends to continue to introduce new financing products to service the needs of its customers and to leverage its existing expertise in the healthcare markets to become the preferred provider of healthcare related finance within its chosen segments of the healthcare markets.

     - Expanding its presence in new segments of the healthcare industry. The Company intends to significantly expand its presence in new segments of the healthcare industry, including the long-term care and assisted care markets. The Company views these markets as being traditionally underserved by financing providers and as having favorable characteristics for working capital financing, especially as healthcare providers in these markets grow, consolidate and restructure. The Company believes that in these markets it can achieve attractive returns while controlling its overall credit risk. The Company intends to look opportunistically for other healthcare markets with similar characteristics.

     DVI, Inc. conducts its business principally through two operating subsidiaries, DVI Financial Services Inc. ("DVI Financial Services") and DVI Business Credit Corporation ("DVI Business Credit"). The Company conducts securitizations through special purpose indirect wholly-owned subsidiaries. The Company also conducts other structured financings through limited purpose subsidiaries or through its operating subsidiaries. The borrowers under the Company's various warehouse credit facilities are DVI Financial Services or DVI Business Credit.

HEALTHCARE FINANCING INDUSTRY

     General. Managed healthcare and other initiatives have had a substantial impact on the structure of the healthcare industry in the United States. Many healthcare services formerly provided principally in hospitals are now delivered through outpatient healthcare providers. The Company expects that the movement away from hospital care will continue as long as outpatient healthcare providers can provide healthcare services at costs lower than hospitals. There is also an increasing trend toward the use of diagnostic, preventative and non-invasive procedures, many of which can be provided by outpatient healthcare providers. Payors such as Medicaid, Medicare and commercial insurance companies have placed an emphasis on these procedures in an attempt to achieve the cost savings often obtained in subsequent healthcare services following early detection.

     The healthcare industry also has been affected by recent changes in reimbursement procedures. In an attempt to control healthcare costs, many payors have moved away from fee for service based reimbursement, where a pre-determined fee was paid for each diagnostic or treatment procedure performed, toward capitation or population based reimbursement, where a pre-determined amount per patient is provided by the payor on an annual basis regardless of the amount or the types of services performed. These trends in the healthcare industry have generally placed pressure on the operating margins of all healthcare providers. In addition, the complex relationships that are evolving as a result of the reimbursement structure have made it increasingly difficult for traditional lenders to analyze the credit of healthcare providers, thereby limiting the funding sources available to the industry.

     Developments in computer based technology also have had a significant impact on the healthcare industry by advancing the capability of sophisticated medical equipment while at the same time lowering its cost. The increasing emphasis on diagnostic and early stage preventative treatment, coupled with these technological advances, have increased the usefulness of, and therefore the demand for, diagnostic equipment of many kinds, including MRI and CT equipment. At the same time, cost containment pressure appears to have increased the demand for relatively less expensive models of diagnostic and other equipment.

     Changes in the healthcare industry have led to consolidation among healthcare providers, including outpatient healthcare providers. The Company expects this trend to continue, however, the effect of this consolidation on the healthcare financing industry is uncertain. One result has been that many outpatient healthcare providers have diversified the services they provide by acquiring new equipment to better service their market and to facilitate their ability to negotiate with third party payors.

SALES AND MARKETING

     The Company generates most of its financing opportunities from two sources:
(i) medical equipment manufacturers that use third parties to finance the sale of their products; and (ii) healthcare providers with whom the Company's sales organization has relationships. Generally, medical equipment manufacturers refer customers to the Company for financing because they believe the Company has the ability to understand and measure the creditworthiness of the customer's business and provide the financing necessary for the completion of the equipment sale.

     The Company has established a close working relationship, both domestically and internationally, with major manufacturers of diagnostic imaging equipment by meeting their needs to arrange financing for the higher cost equipment they sell to healthcare providers. As a result of some of these relationships with medical equipment manufacturers, especially those targeting the international markets, the Company has formed joint ventures or subsidiaries to provide medical equipment financing to the customers of the manufacturer in the international market. The Company currently has joint ventures or subsidiaries in Latin America, Europe, Asia and Australia. The Company believes that these relationships afford it a competitive advantage over other providers of medical equipment financing.

     In the medical receivables finance business, the lines of credit originated by the Company are secured by pledges of: (i) specific receivables due the provider, (ii) the overall receivables portfolio of the healthcare provider, and
(iii) other forms of credit enhancement such as cash collateral, letters of credit and guarantees. The Company's target market for the lines of credit it originates includes "middle market" healthcare companies and providers with annual revenues between $5 and $125 million. By definition, this sector of the marketplace precludes both start-up healthcare companies as well as extremely mature or rated medical organizations that can obtain traditional bank financing. The medical receivables loan business entails significant risks and capital requirements. This sector has been one that most traditional financing sources have avoided due to the payor complexity and specialization required. "Middle market" companies and providers that comprise the Company's target market include the following:

          1. Specialty Outpatient Clinics: Imaging centers, surgery centers, oncology centers and medical laboratories.

          2. Hospitals: Acute care and sub-acute facilities, community and specialty hospitals.

          3. Health Service Companies: Home healthcare, nursing homes, skilled nursing, physical and occupational therapy, pharmacy, infusion, and specialty treatment centers.

          4. Medical Practitioners: Medical groups, individual physicians with large practices and management service organizations ("MSOs").

     The Company's sales and marketing organization consists of 25 healthcare finance specialists located in various parts of the United States. These individuals generally have a credit industry and/or medical equipment background. The Company generally locates sales personnel in geographic areas where they have knowledge of the local market. The Company believes that sales personnel who understand local economic and political trends are a valuable component of its credit underwriting process.

PROFILE OF RECEIVABLES FINANCED

     The following table sets forth certain information with respect to equipment loan origination, including loan purchases and medical receivables commitments by the Company for the years ended June 30, 1995, 1996, 1997 and for the nine-month period ended March 31, 1998.

                LOAN ORIGINATION AND COMMITMENTS BY THE COMPANY

                                                        YEAR ENDED JUNE 30,
                               ---------------------------------------------------------------------     NINE MONTHS ENDED
                                       1995                    1996                    1997               MARCH 31, 1998
                               ---------------------   ---------------------   ---------------------   ---------------------
                                            PERCENT                 PERCENT                 PERCENT                 PERCENT
                                 AMOUNT     OF TOTAL     AMOUNT     OF TOTAL     AMOUNT     OF TOTAL     AMOUNT     OF TOTAL
                               ----------   --------   ----------   --------   ----------   --------   ----------   --------
                                                                   (DOLLARS IN MILLIONS)
DIAGNOSTIC/TREATMENT
EQUIPMENT(1)
  Equipment Financed
    Domestically
  Magnetic Resonance Imaging
    (MRI)....................    $155.9       46.1%      $152.7       42.9%      $126.8       25.2%      $ 86.4       17.5%
  Computerized Tomography
    (CT).....................      20.7        6.1         21.2        5.9         21.5        4.3         12.4        2.5
  Ultrasound.................       9.7        2.9          4.0        1.1         10.2        2.0          3.5        0.7
  Medical devices(2).........      15.3        4.5         42.9       12.0         67.7       13.5         37.7        7.6
  Imaging systems............      12.2        3.6         18.5        5.2         24.8        4.9         10.9        2.2
  X-Ray......................       2.3        0.7          1.9        0.5          6.7        1.3          1.6        0.4
  Radiation therapy..........      12.0        3.6          8.4        2.4         12.5        2.5          4.6        1.0
  Other......................      86.0       25.4         67.2       18.8        100.0       19.9        120.2       24.4
                                 ------       ----       ------       ----       ------      -----       ------       ----
Total Equipment Financed
  Domestically...............     314.1       92.9        316.8       88.8        370.2       73.6        277.3       56.3
Equipment Financed
  Internationally............                                                      31.5        6.4        105.2       21.3
SECURED LINES OF CREDIT(3)
-----------------------------
Medical receivables lines of
  credit committed...........      23.9        7.1         40.0       11.2        101.1       20.0        110.5       22.4
                                 ------       ----       ------       ----       ------      -----       ------       ----
Total DVI, Inc. .............    $338.0        100%      $356.8        100%      $502.8        100%      $493.0        100%
                                 ======       ====       ======       ====       ======      =====       ======       ====

---------------

(1) Percentages are based on the original cost of equipment financed.
(2) Defined as all equipment located in a medical facility or laboratory including, but not limited to, hyperbaric chambers, IV pumps, teleradiology/telecardiology systems, blood gas analyzers, endoscopy systems, and medical beds.
(3) Percentages are based on the total dollar volume of the amounts committed under the lines of credit.

     The following tables set forth certain information with respect to the geographic distribution of the Company's servicing portfolio as of March 31, 1998 based on the original equipment cost.

       GEOGRAPHIC DISTRIBUTION OF EQUIPMENT LOAN PORTFOLIO TOP 10 STATES
                             (DOLLARS IN THOUSANDS)

                                                                                PERCENTAGE OF
                                                                               TOTAL EQUIPMENT
STATE                                                         EQUIPMENT COST   LOAN PORTFOLIO
-----                                                         --------------   ---------------
New York....................................................     $208,146           15.7%
California..................................................      178,812           13.5
Texas.......................................................      113,660            8.6
Florida.....................................................      112,719            8.5
New Jersey..................................................       98,031            7.4
Pennsylvania................................................       67,590            5.1
Maryland....................................................       51,886            3.9
Ohio........................................................       32,845            2.5
Illinois....................................................       31,519            2.4
Maryland....................................................       28,332            2.1

    GEOGRAPHIC DISTRIBUTION OF EQUIPMENT LOAN PORTFOLIO BY TOP 10 COUNTRIES
                             (DOLLARS IN THOUSANDS)

                                                                                 PERCENTAGE OF
                                                                                TOTAL EQUIPMENT
COUNTRY                                                        EQUIPMENT COST   LOAN PORTFOLIO
-------                                                        --------------   ---------------
Brazil......................................................      $71,281             5.4%
Argentina...................................................       18,562             1.4
Colombia....................................................       10,668             0.8
United Kingdom..............................................        7,208             0.5
Turkey......................................................        7,068             0.5
Yugoslavia..................................................        2,971             0.2
Hungary.....................................................        2,090             0.2
Chile.......................................................        1,547             0.1
Jamaica.....................................................        1,009             0.1
Uruguay.....................................................          897             0.1

LOAN CHARACTERISTICS

     Equipment loans. The Company's typical equipment loan is secured by medical equipment and other collateral, is a five-year contract that is not prepayable and has an initial principal balance ranging from $300,000 to $2.0 million. In many of its equipment loans, the Company obtains liens on all of the borrower's assets and guarantees from equity owners and other affiliates of the borrowers. In a small number of instances the Company will obtain recourse to the manufacturers of the equipment. Where the borrower has multiple financings with the Company, the loans generally contain cross default provisions. The Company also takes a pledge of the stock of the corporate entities that own and operate the equipment.

     The Company's equipment loans are structured (i) on a "net" basis, requiring the obligor to pay for equipment maintenance and all other operating expenses, including taxes and insurance and (ii) to require the obligor to be responsible for compliance with all applicable laws and regulations with respect to the use and operation of the equipment. The terms of the Company's equipment loans range from 36 to 84 months. As of March 31, 1998 approximately 87.7% (as measured by equipment cost) of the Company's loan portfolio had an initial term of 72 months or less. The Company's policy is to structure its equipment loans so that the obligor pays for the full cost of the equipment and the financing during the financing term.

     Medical Receivables Loans. The Company's medical receivables finance business consists primarily of providing lines of credit under which the Company makes full recourse loans to healthcare providers that are secured by medical receivables and other collateral and offers warehouse and securitization services to other healthcare finance providers who do not have access to such financing sources. The amounts of the credit facilities range from $500,000 to $15.0 million and are based upon the Company's evaluation of the net collectible amount of the healthcare providers' eligible receivables. After determining the amount of the credit facility, the providers' eligible receivables are reviewed on a quarterly basis to determine collectibility. These medical receivables generally have maturities ranging from 30 to 180 days and generally involve payors such as insurance plans, self insured companies and governmental programs. The Company does not lend against co-pay obligations. Substantially all of the Company's medical receivable lines of credit have terms from 12 to 36 months. The medical receivable financing business entails significant risks and capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The following table sets forth the geographic distribution of the Company's medical receivables at of March 31, 1998.

   GEOGRAPHIC DISTRIBUTION OF MEDICAL RECEIVABLES PORTFOLIO BY TOP 10 STATES
                             (DOLLARS IN THOUSANDS)

                                                                                      OUTSTANDING AS A
                                                                                       PERCENTAGE OF
STATE                                                      COMMITMENT   OUTSTANDING   TOTAL PORTFOLIO
-----                                                      ----------   -----------   ----------------
Florida..................................................   $70,130       $50,969           30.3%
Tennessee................................................    28,510        22,460           13.4
California...............................................    30,550        20,732           12.3
Oregon...................................................    30,000        17,554           10.4
Nevada...................................................    11,500        11,015            6.6
New York.................................................    14,500        10,832            6.4
New Jersey...............................................    15,250         9,484            5.6
Texas....................................................    18,900         7,868            4.7
Georgia..................................................    15,500         4,335            2.6
Oklahoma.................................................     4,500         3,701            2.2

CREDIT UNDERWRITING

     The Company believes the credit underwriting process that it uses when originating loans is effective in managing its risk. The overall credit underwriting process follows detailed guidelines and procedures and reflects the significant experience of the Company in evaluating the creditworthiness of potential borrowers. The guidelines are flexible enough to recognize the variables that are most relevant among different customer types within the Company's targeted markets.

     The Company has historically focused most of its efforts on the non-hospital sector of the healthcare marketplace, which requires rigorous credit analysis and structuring discipline. The Company's underwriting expertise enables it to require specific working capital and net worth requirements and specify the amount and form of any credit enhancement and/or financial support (such as cash collateral, letter of credits, guarantees, or fee subordination). The credit analysis process is generally simpler when borrowers exhibit greater financial strength and have audited financial statements.

     In medical receivables lending, the Company conducts collateral and receivables underwriting in addition to credit underwriting. On-site due diligence is performed by the Company's auditors to confirm that billing and collections systems, accounting systems and patient records are maintained and comply with the Company's lending policies. A large portion of the analysis consists of a review of receivables quality through the appropriate testing on a sample basis of cash receipts and cash applications. Receivables are extensively analyzed by payor types, collection history and age.

     Due to the large size of the Company's transactions, each transaction is analyzed and reviewed on its own merits. Pursuant to Company policy, the Credit Manager for DVI Financial Services has approval authority for all transactions up to $500,000. The Vice President of Credit has approval authority for all transactions up to $750,000. The Chief Credit Officer -- USA, with the agreement of any other member of the credit committee, has approval authority up to $1.0 million. The credit committee has approval authority for all transactions greater than $1.0 million. If a transaction causes aggregate customer exposure to exceed $3.0 million, it must receive credit committee approval.

CREDIT EXPERIENCE

     The following table sets forth certain information with respect to delinquencies for the periods indicated.

                           DELINQUENCY EXPERIENCE(1)

                                                          AS OF JUNE 30,
                             ------------------------------------------------------------------------   AS OF MARCH 31,
                                 1993           1994           1995           1996           1997            1998
                             ------------   ------------   ------------   ------------   ------------   ---------------
                               $     %(2)     $     %(2)     $     %(2)     $     %(2)     $     %(2)      $      %(2)
                             -----   ----   -----   ----   -----   ----   -----   ----   -----   ----   -------   -----
                                                               (DOLLARS IN MILLIONS)
Managed net financed
  receivables..............  123.6    --    239.3    --    494.9    --    640.1    --    925.8    --    1,159.3     --
Delinquencies(1)
  31 -- 60 days............    4.1   3.3      4.0   1.7     12.6   2.5     10.4   1.6      3.7   0.4       25.5    2.2
  61 -- 90 days............    2.1   1.7      0.2   0.1      3.1   0.6      3.6   0.6     12.1   1.3       13.6    1.2
  91 + days................    3.9   3.2      4.5   1.9      6.9   1.4     13.5   2.1     17.3   1.9       27.1    2.3
                             -----   ---    -----   ---    -----   ---    -----   ---    -----   ---    -------    ---
         Total
           delinquencies...   10.1   8.2      8.7   3.7     22.6   4.5     27.5   4.3     33.1   3.6       66.2    5.7
                             =====   ===    =====   ===    =====   ===    =====   ===    =====   ===    =======    ===

---------------

(1) Under the relevant agreements, the Company's obligors generally are considered in default if payment on a contract has not been received when due. Information presented does not include obligations that are overdue by less than 30 days.
(2) Delinquencies as a percentage of managed net financed receivables. Delinquencies reflect the entire outstanding balance on delinquent contracts.

     The Company expects all of the equipment it finances ultimately to be owned by the borrower. The Company's experience has been that in instances of delinquency, the market value of the equipment generally has been sufficient to allow for the restructuring of loans without any significant adjustments to the manner in which the Company records such loans. The Company has also exercised its right to bring in new management to operate centers that have defaulted on their loans.

     The following table sets forth information with respect to losses for the Company's loans for the periods indicated.

                                LOSS EXPERIENCE

                                            YEAR ENDED JUNE 30,                     NINE MONTHS
                            ---------------------------------------------------   ENDED MARCH 31,
                             1993       1994       1995       1996       1997          1998
                            -------   --------   --------   --------   --------   ---------------
                                                   (DOLLARS IN THOUSANDS)
Net charge-offs...........  $    82   $    264   $    477   $  1,581   $    436     $    1,188
Average net financed
  receivables(1)..........   94,233    176,410    321,514    455,143    530,677        663,738
Average managed net
  financed
  receivables(1)..........   97,808    192,203    355,620    571,106    771,743      1,031,132
Net charge-offs as a
  percentage of average
  net financed
  receivables.............     0.09%      0.15%      0.15%      0.35%      0.08%          0.24%(2)
Net charge-offs as a
  percentage of average
  net managed financed
  receivables.............     0.08       0.14       0.13       0.28       0.06           0.15(2)

---------------

(1) Presentation of amounts for 1993 through 1994 is based on averages of quarterly period end balances. Presentation of amounts for 1995 through 1998 is based on averages of quarterly period average balances. Amounts for 1995 through 1998 are based on servicing records for entire servicing portfolio. Amounts for 1993 through 1994 are based on financial statements and may include additional assets.
(2) Information presented on an annualized basis.

     The following table sets forth information with respect to reconciliation of allowance for losses for the Company's equipment loans and medical receivable loans for the periods indicated. On a monthly basis, the Company compiles information with respect to the current and anticipated performance of its loan portfolio. The Company analyzes this information regularly and makes an adjustment to the allowance at the end of each fiscal quarter.

                     RECONCILIATION OF ALLOWANCE FOR LOSSES

                                                                                          NINE MONTHS
                                                        YEAR ENDED JUNE 30,                  ENDED
                                            -------------------------------------------    MARCH 31,
                                             1993     1994     1995     1996      1997       1998
                                            ------   ------   ------   -------   ------   -----------
                                                             (DOLLARS IN THOUSANDS)
Beginning allowance.......................  $1,082   $1,046   $2,498   $ 3,282   $4,026     $ 5,976
Provision for doubtful accounts...........     248    1,716    1,261     2,325    2,386       3,909
Net charge-offs...........................     (82)    (264)    (477)   (1,581)    (436)     (1,188)
Other.....................................    (202)      --       --        --       --          --
                                            ------   ------   ------   -------   ------     -------
Ending allowance..........................  $1,046   $2,498   $3,282   $ 4,026   $5,976     $ 8,697
                                            ======   ======   ======   =======   ======     =======
Ending allowance as a percentage of net
  financed receivables....................    0.85%    1.04%    0.82%     0.89%    1.03%       1.24%
                                            ======   ======   ======   =======   ======     =======

The Company's historical levels of allowances and delinquencies are not necessarily predictive of future results. Various factors, including changes in the way the Company's customers are paid for their services, other developments in the healthcare industry, and new technological developments affecting the resale value of equipment financed by the Company, could cause the Company's future allowance and delinquency rates to be worse than those experienced historically.

CAPITAL RESOURCES AND TRANSACTION FUNDING

     The Company obtains initial funding for most of its equipment loans through "warehouse" facilities provided by banks and other financial institutions. Loans made under these facilities are repaid when the Company permanently funds its equipment loans through securitization or other limited recourse permanent funding programs, including loan sales. Typically, equipment loans are held for 30 to 180 days before they are permanently funded.

     The Company's need for capital in addition to the funding provided under its warehouse and permanent funding facilities is affected by two primary factors: (i) the level of credit enhancement required under its various warehouse and permanent funding facilities and (ii) the amount of loans held at any time by the Company that do not qualify as eligible collateral under those facilities. Because of the manner in which the Company accounts for its business operations it may require substantial amounts of capital even in periods when it reports positive earnings. This arises principally because there are timing differences between the Company's recognition for accounting purposes of various items of expense and income and its actual receipt of cash that cause the Company's cash flow at times of strong growth in loan originations to be lower than its reported earnings. The two most significant of these differences are
(x) the deferral of the Company's costs to originate each loan which are amortized for accounting purposes over the life of the loan, even though the costs are paid in cash at the time of the loan origination, and (y) the recognition of gain on the sale of a loan for accounting purposes at the time the sale is deemed to have occurred, even though in many transactions treated as sales of loans for accounting purposes, the cash is received over the same time period as the original amortization schedule of the loan. While these factors tend to reduce the Company's liquidity at times of strong growth in loan originations, conversely, if the Company's loan growth were to decline, these same factors would have the effect of improving the Company's cash flow from operations in the short term.

     Continuing Need for Capital. Each of the Company's warehouse facilities and permanent funding vehicles require the Company to provide equity or a form of recourse credit enhancement to the respective lenders or investors and generally do not permit the Company to fund general corporate requirements. Therefore, the actual liquidity or funds available to the Company to finance its growth are limited to the cash generated from net financed receivables and the available proceeds of equity or debt securities issued by DVI, Inc. At times of strong origination growth the Company's cash flows from operations are insufficient to fund these requirements. As a result, the Company's need to fund its high growth rates in loan originations necessitates substantial external funding to provide the equity or capital required as recourse credit enhancement from which to leverage borrowings. The Company has no binding commitments for the capital it expects it will continue to require, and its ability to obtain that capital in the future will be dependent on a number of factors including the condition of the capital markets and economic conditions generally.

     Warehouse Facilities. As of March 31, 1998, the Company had an aggregate maximum of $368.0 million potentially available under various warehouse facilities for equipment financing of which it had borrowed an aggregate of $155.6 million. These facilities are provided by a syndicate of banks that participate in a revolving credit arrangement and by investment banking firms that the Company uses for securitizations. The loans made under the bank warehouse facility (i) bear interest at floating rates; (ii) are full recourse obligations of the Company; and (iii) typically advance an amount equal to approximately 95.0% of the cost of the equipment subject to the loans being made thereunder. Loans made under the bank warehouse facility typically are repaid with the proceeds of advances made under securitization warehouse facilities. Those advances in turn are typically repaid with proceeds from permanent fundings. Loans funded under securitization warehouse facilities cease to be eligible collateral if they are not funded within a specified period of time. The amount advanced under the securitization warehouse facilities generally is 92.0% of the discounted value of the pledged receivables. If the Company were unable to arrange continued access to acceptable warehouse financing, the Company would have to curtail its loan originations, which in turn would have a material adverse effect on the Company's financial condition and operations.

     Permanent Funding Program. Since 1991, the most important source of permanent funding for the Company has been securitization and other forms of structured finance. Securitization is a process in which a pool of equipment loans is transferred to a special-purpose financing vehicle which issues notes to investors. Principal and interest on the notes issued to investors by the securitization subsidiary are paid from the cash flows produced by the loan pool, and the notes are secured by a pledge of the assets in the loan pool as well as by other collateral. In the securitizations sponsored by the Company, equipment loans funded through the securitizations must be credit enhanced to receive an investment grade credit rating. Credit enhancement can be provided in a number of ways, including cash collateral, letters of credit, a subordinated "tranche" of each individual transaction or an insurance policy. Typically, securitizations sponsored by the Company are enhanced through a combination of some or all of these methods. In the securitizations sponsored to date by the Company, the Company effectively has been required to furnish credit enhancement equal to the difference between (i) the aggregate principal amount of the equipment loans originated by the Company and transferred to the Company's special purpose finance subsidiary and the related costs of consummating the securitization and (ii) the net proceeds received by the Company in such securitizations. The requirement to provide this credit enhancement reduces the Company's liquidity and requires it periodically to obtain additional capital. There can be no assurance that the Company will be able to obtain additional capital.

     For accounting purposes, the Company's securitizations are treated as either financings (on balance sheet transactions) or sales (off balance sheet transactions). An on balance sheet transaction is one in which the loans being securitized remain on the Company's balance sheet as an asset for their originally contracted term as a result of the consolidation of the assets and liabilities of the special purpose vehicle with the Company's for financial accounting purposes. An off balance sheet transaction removes the loans from the Company's balance sheet and results in the Company recognizing a gain on the sale of the underlying loans upon completion of the securitization.

     The Company continually seeks to improve the efficiency of its permanent funding techniques by reducing up-front costs and minimizing the cash requirements of the Company. The Company may consider alternative structures, including senior/subordinated tranches, and alternative forms of credit enhancement, such as letters of credit and surety bonds. The transaction expenses of each securitization and other forms of structured financing will depend on market conditions, costs of securitization and the availability of credit enhancement options to the Company. The Company expects to continue to use securitization and other forms of structured financing, on both a public and private basis, as its principal source of permanent funding for the foreseeable future.

     To be cost efficient, a securitization must cover a relatively large and diverse portfolio of equipment loans. One of the basic requirements of the credit rating agencies that rate the notes issued in securitizations relates to borrower concentration and requires that no single credit (borrower) may constitute a significant portion of the pool of equipment loans being securitized (in the Company's case, the limit is generally about 3%). Because of these concentration requirements the Company generally must accumulate in excess of $150 million in loans for each securitization. The credit rating agencies also have other concentration guidelines such as equipment type and the geographic location of the obligors. These requirements mean that not all of the equipment loans held in the Company's warehouse facilities at any point in time can be placed in one securitization.

     If for any reason the Company were to become unable to access the securitization market to permanently fund its equipment loans, the consequences for the Company would be materially adverse. The Company's ability to complete securitizations and other structured finance transactions depends upon a number of factors, including general conditions in the credit markets, the size and liquidity of the market for the types of receivable-backed securities issued or placed in securitizations sponsored by the Company and the overall financial performance of the Company's loan portfolio. The Company does not have binding commitments from financial institutions or investment banks to provide permanent funding for its equipment or medical receivables loans.

     Hedging Strategy. The Company's equipment loans are virtually all structured on a fixed interest rate basis. When the Company originates equipment loans, it bases its pricing in part on the "spread" it expects to achieve between the interest rate it charges its equipment loan customers and the effective interest cost it will pay when it permanently funds those loans. Increases in interest rates between the time the loans are originated and the time they are permanently funded could narrow, eliminate or even reverse the spread between the interest rate the Company realizes on its equipment loans and the interest rate that the Company pays under its warehouse facilities or under a permanent funding program. In an attempt to protect itself against that risk, the Company uses a hedging strategy. The Company uses derivative financial instruments, such as forward rate agreements, Treasury locks, and interest rate swaps, caps and collars, to manage its interest rate risk. The derivatives are used to manage three components of this interest rate risk: interest sensitivity adjustments, pricing of anticipated loan securitizations and sales, and interest rate spread protection. The Company seeks to manage the credit risk of possible counterparty default in these derivative transactions by dealing exclusively with counterparties with investment grade ratings.

     Forward rate agreements are for interest sensitivity adjustments in conjunction with cash market activities and are used to extend the repricing period of short-term floating rate warehouse facilities. Treasury locks and collars are used to hedge the interest rate risk on anticipated loan securitizations and sales. Treasury lock and collar transactions lock in specific rates and a narrow range of rates, respectively, of Treasury notes having maturities comparable to the average life of the anticipated securitizations and sales. Interest rate swaps and caps are used for interest rate spread protection to protect from rising interest rates in certain loan sale facilities where the cash flows from the loans sold are fixed rate but the borrowing costs are variable rate.

     There can be no assurance that the Company's hedging strategy or techniques will be effective, that the profitability of the Company will not be adversely affected during any period of changes in interest rates or that the costs of hedging will not exceed the benefits. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate loans. In certain circumstances, the Company for a variety of reasons may retain for an indefinite period certain of the equipment loans it originates. In such cases, the

Company's interest rate exposure may continue for a longer period of time than the Company otherwise considers desirable.

     Medical Receivables Finance. The Company funds its medical receivables finance business through various sources. The Company's principal bank revolving credit agreement permits up to $35 million to be used to warehouse medical receivables loans. A warehouse facility totaling $30 million is available from an investment banking firm. At March 31, 1998, the Company had $42.4 million outstanding under the facilities. For permanent funding, in January 1996 the Company completed a $25 million private placement securitization of loans and in February 1998 completed a $75 million private placement.

     While the medical receivables finance business shares certain characteristics, including an overlapping customer base, with the Company's medical equipment finance business, there are many differences, including unique risks. Healthcare providers could overstate the quality and characteristics of their medical receivables, which the Company analyzes in determining the amount of the line of credit to be secured by such receivables. After the Company has established or funded a line of credit, the healthcare providers could change their billing and collection systems, accounting systems or patient records in a way that could adversely affect the Company's ability to monitor the quality and/or performance of the related medical receivables. In addition, there are substantial technical legal issues associated with creating and maintaining perfected security interests in medical receivables. Payors may attempt to offset their payments to the Company against debts owed to the payors by the healthcare providers. The Company may have a conflict of interest when the Company acts as servicer for an equipment-based securitization and originates medical receivables loans to borrowers whose previous equipment loans have been securitized. The Company's efforts to develop suitable sources of funding for its medical receivables finance business through securitization or other structured finance transactions may be constrained or hindered due to the fact that the use of structured finance transactions to fund medical receivables is a relatively new process.

     Credit Risk. Loans to outpatient healthcare providers, which constitute a substantial portion of the Company's customers, often require a high degree of credit analysis. Although the Company seeks to mitigate its risk of default and credit losses through its underwriting practices and loan servicing procedures and through the use of various forms of non-recourse or limited recourse financing (in which the financing sources that permanently fund the Company's equipment and other loans assume some or all of the risk of default by the Company's customers), the Company remains exposed to potential losses resulting from a default by a customer. Customers' defaults could cause the Company to make payments to the extent the Company is obligated to do so and in the case of its permanent equipment and other funding arrangements to the extent of the Company's remaining credit enhancement position; could result in the loss of the cash or other collateral pledged as credit enhancement under its permanent equipment and other funding arrangements; or could require the Company to forfeit any residual interest it may have retained in the underlying equipment. During the period after the Company initially funds an equipment or other loan and prior to the time it funds the loan on a permanent basis, the Company is exposed to full recourse liability in the event of default by the obligor. In addition, under the terms of securitizations and other types of structured finance transactions, the Company generally is required to replace or repurchase equipment and other loans in the event they fail to conform to the representations and warranties made by the Company, even in transactions otherwise designated as non-recourse or limited recourse.

     Defaults by the Company's customers also could adversely affect the Company's ability to obtain additional financing in the future, including its ability to use securitization or other forms of structured finance. The sources of such permanent funding take into account the credit performance of the equipment and other loans previously financed by the Company in deciding whether and on what terms to make new loans. In addition, the credit rating agencies that are often involved in securitizations consider prior credit performance in determining the rating to be given to the securities issued in securitizations sponsored by the Company.

COMPETITION

     The business of financing sophisticated medical equipment is highly competitive. The Company competes with equipment manufacturers that sell and finance sales of their own equipment and finance subsidiaries of national and regional commercial banks and equipment leasing and financing companies. Many of the Company's competitors have significantly greater financial and marketing resources than the Company. In addition, the competition in the medical receivable financing market may be greater than the levels of competition historically experienced by the Company.

     The Company believes that increased equipment loan originations during the past three years resulted, in part, from a decrease in the number of competitors in the higher cost medical equipment financing market and the Company's high level of penetration in this market. There can be no assurance that new competitive providers of financing will not enter the medical equipment financing market in the future. To meet its long-term growth objectives, the Company must penetrate further the market for its medical receivable financing business and the long-term care and assisted living sub-markets. Such penetration may require the Company to reduce its margins to be competitive in the medical receivable financing businesses. In addition, there can be no assurance that the Company will sustain the same level of equipment loan originations in future periods as during the past three years or that it will be able to meet its long-term growth objectives.

GOVERNMENT REGULATION

     The Company's healthcare finance business is subject to federal and state regulation and supervision and is required to be licensed or registered in various states. In addition, the Company is subject to applicable usury and other similar laws in the jurisdictions where the Company operates. These laws generally limit the amount of interest and other fees and charges that a lender may contract for, charge or receive in connection with a loan. Applicable local law typically establishes penalties for violations of these laws. These penalties could include the forfeiture of usurious interest contracted for, charged or received and, in some cases, all principal and other charges that the lender has charged or received.

     Government at both the federal and state levels has continued in its efforts to reduce, or at least limit the growth of, spending for healthcare services. On August 5, 1997, President Clinton signed into law the Balanced Budget Act of 1997 (the "BBA") which contains numerous Medicare and Medicaid cost-saving measures. The BBA has been projected to save $115 billion in Medicare spending over the next five years, and $13 billion in the Medicaid program.

     In addition to the inability of the Company to directly collect receivables under federal and state Medicare and Medicaid programs and other government financed programs (collectively "Government Programs" and each a "Government Program") and the right of payors under such programs to offset against unrelated receivables, the Company's healthcare finance business is indirectly affected by healthcare regulation to the extent that any of its clients' failure to comply with such regulation affects such clients' ability to collect receivables or repay loans made by the Company. The most significant healthcare regulations that could potentially affect the Company are: (i) certificate of need regulation, which many states require upon the provision of new health services, particularly for long-term care and home healthcare companies; (ii) Medicare -- Medicaid fraud and abuse statutes, which prohibit, among other things, the offering, payment, solicitation, or receipt of remuneration, directly or indirectly, as an inducement to refer patients to facilities owned by physicians if such facilities receive reimbursement from Medicare or Medicaid; and (iii) other prohibitions of physician self-referral that have been promulgated by the states.

     Certificate of Need Regulation. Many states regulate the provision of new healthcare service or acquisition of healthcare equipment through Certificate of Need or similar programs. The Company believes these requirements have had a limited effect on its business, although there can be no assurance that future changes in those laws will not adversely affect the Company.

     Medicare -- Medicaid Fraud and Abuse Statutes. These statutes prohibit the offering, payment, solicitation or receipt of remuneration, directly or indirectly, as an inducement to refer patients for services reimbursable in whole or in part by the Medicare -- Medicaid programs. The Department of Health and Human Resources has taken the position that distributions of profits from corporations or partnerships to physician investors who refer patients to the entity for a procedure which is reimbursable under Medicare or Medicaid may be prohibited by the statute. Since the Company's clients often rely on prompt payment from a

Government Program to satisfy their obligations to the Company, reduced or denied payments under a Government Program could have an adverse effect on the Company's business.

     Further Regulations of Physician Self-Referral. Additional regulatory attention has been directed toward physician-owned healthcare facilities and other arrangements whereby physicians are compensated, directly or indirectly, for referring patients to such healthcare facilities. In 1988, legislation entitled the "Ethics in Patient Referrals Act" (H.R. 5198) was introduced. As enacted, the law prohibited only Medicare payments for patient services performed by a clinical laboratory in which the patients' referring physician had on investment interest. The Comprehensive Physician Ownership and Referral Act (H.R. 345), which was enacted by Congress in 1993, is more comprehensive than H.R. 5198 and covers additional medical services such as medical imaging radiation therapy and physical rehabilitation. A variety of existing and pending state laws also prohibit or limit a physician from referring patients to a facility in which that physician has a proprietary or ownership interest. In addition, many states have laws similar to the Medicare fraud and abuse statute which are designed to prevent the receipt or payment of consideration in connection with the referral of a patient. Accounts receivable resulting from a referral in violation of these laws could be denied from payment which could have an adverse affect on the Company's clients and the Company.

                                   MANAGEMENT

     The Directors, executive officers and other key employees of the Company are:

NAME                                                 AGE                     POSITION
----                                                 ---                     --------
Michael A. O'Hanlon................................   51   Director, President and Chief Executive
                                                           Officer
Steven R. Garfinkel................................   55   Executive Vice President and Chief Financial
                                                             Officer
Richard E. Miller..................................   46   Executive Vice President and President, DVI
                                                             Financial Services Inc.
Anthony J. Turek...................................   54   Executive Vice President and Chief Credit
                                                           Officer
John P. Boyle......................................   48   Vice President and Chief Accounting Officer
Melvin C. Breaux...................................   57   Vice President, Secretary and General
                                                           Counsel
Cynthia J. Cohn....................................   38   Vice President and Executive Vice President,
                                                           DVI Business Credit
Dominic P. Ferroni.................................   50   President, DVI Capital
John L. Godfrey III................................   52   President, DVI Merchant Funding
Donna M. Hamel.....................................   51   Managing Director, DVI Vendor Finance Group
Gerald A. Hayes....................................   53   Chief Credit Officer -- USA
Stephen J. Jasiukiewicz............................   42   Managing Director, DVI Equipment Finance
                                                             Group
Stuart Murray......................................   42   Vice President and President, DVI Europe
Jozef J. Osten.....................................   59   Chief Operating Officer, DVI South American
                                                             Operations
Alan J. Velotta....................................   50   Vice President and President, DVI Business
                                                           Credit Corporation
Gerald L. Cohn.....................................   69   Director
John E. McHugh.....................................   68   Director
Nathan Shapiro.....................................   61   Director
William S. Goldberg................................   39   Director
Harry T.J. Roberts.................................   64   Director

     Michael A. O'Hanlon is the Company's president and chief executive officer and has served as such since November 1995. Mr. O'Hanlon was president and chief operating officer from September 1994 to November 1995. From the time Mr. O'Hanlon joined the Company in March 1993 until September 1994, he served as executive vice president of the Company. Mr. O'Hanlon became a Director of the Company in November 1993. Before joining the Company, for nine years, he served as president and chief executive officer of Concord Leasing, Inc., a major source of medical, aircraft, ship and industrial equipment financing. Previously, Mr. O'Hanlon was a senior executive with Pitney Bowes Credit Corporation. Mr. O'Hanlon received his Master of Science degree from the University of Connecticut and his Bachelor of Business Administration degree from the Philadelphia College of Textiles and Science.

     Steven R. Garfinkel is an executive vice president of the Company and its chief financial officer. Mr. Garfinkel also serves on the executive committee of the Company. Mr. Garfinkel joined the Company in September 1995. His responsibilities include corporate finance, loan funding, balance sheet management, accounting and financial reporting, internal control, financial planning, and human resources. Mr. Garfinkel had extensive experience in developing and managing corporate finance relationships, money market funding, derivative hedging, financial planning and management information systems. Prior to joining the Company, Mr. Garfinkel spent his twenty-nine year career with two large bank holding companies: CoreStates Financial Corp. and First Pennsylvania Corporation. For twenty years he was either controller or treasurer of those organizations. Mr. Garfinkel received his Master of Business Administration degree from Drexel University and his Bachelor of Arts degree form Temple University.

     Richard E. Miller is an executive vice president of the Company and president of DVI Financial Services Inc. He joined the Company in April 1994. Mr. Miller also serves on the executive committee of the

Company. His primary responsibility is to manage operations and the Company's sales organization of financing specialists that interface directly with the Company's customers. Before joining the Company, he served for six years as vice president of sales for Toshiba America Medical Systems, a major manufacturer of medical imaging equipment. Previously, Mr. Miller was national sales manager for Thomsen CGR, a French manufacturer of medical imaging equipment, which was acquired by General Electric Medical Systems. He also previously served in sales management with General Electric Medical Systems. Mr. Miller has a Bachelor of Arts degree from Eastern University.

     Anthony J. Turek is an executive vice president and the chief credit officer of the Company. Mr. Turek has served in that capacity since joining the Company in March 1988. Mr. Turek also serves on the executive committee of the Company. Before joining the Company, Mr. Turek was vice president of commercial banking at Continental Illinois National Bank from 1968 to 1988. For the last five years of his tenure at Continental Illinois National Bank, Mr. Turek managed the equipment leasing and transportation divisions. His prior responsibilities included management positions in the special industries, metropolitan and national divisions of the bank. Prior to his employment with Continental Illinois National Bank, Mr. Turek was a trust officer with Bank of America. Mr. Turek received his Master of Science degree from the University of Missouri and his Bachelor of Science degree from Iowa State University.

     John P. Boyle is a vice president and chief accounting officer of the Company. Mr. Boyle joined the Company in January 1995. His primary responsibility is managing the Company's accounting, tax and financial reporting functions. Before joining the Company, Mr. Boyle spent seventeen years of his professional career in senior finance and accounting positions with financial services organizations. He spent the initial five years of his career with Peat Marwick Mitchell & Co. in Philadelphia. Mr. Boyle is a General Securities Principal and a CPA with twenty years of experience in the financial services industry. Beyond his accounting background, he has extensive experience in credit and corporate finance matters. Mr. Boyle received his Bachelor of Arts degree from Temple University.

     Melvin C. Breaux is general counsel, secretary and a vice president of the Company and is general counsel and a vice president of DVI Financial Services Inc. Prior to joining the Company in July 1995, Mr. Breaux was a partner in the Philadelphia, Pennsylvania law firm of Drinker Biddle & Reath for 17 years and an associate of the firm for 8 years. As a member of that firm's banking and finance department, he specialized in secured and unsecured commercial lending transactions, a wide variety of other financing transactions and the general practice of business law. Mr. Breaux received his Juris Doctor degree from the University of Pennsylvania School of Law and his Bachelor of Arts degree from Temple University.

     Cynthia J. Cohn has been a vice president of the Company since October 1988 and executive vice president of DVI Business Credit since January 1994. Ms. Cohn has been employed by the Company in a sales and sales management capacity since July 1986. She is responsible for the operations support and marketing functions of DVI Business Credit, the Company's medical receivables financing subsidiary. She served as an assistant vice president from July 1987 to October 1988. Prior to joining the Company, Ms. Cohn served as research coordinator for Cantor, Fitzgerald Co., Inc., a stock brokerage firm, from February 1983 to July 1986, where she was responsible for development and coordination of that firm's research product for both institutional and retail clientele. Ms. Cohn received her Bachelor of Arts degree from Ithaca College.

     Dominic P. Ferroni is the president of DVI Capital. His primary responsibilities are to manage the unit that originates medical equipment loans on a wholesale basis. He joined the Company in October 1994 as a member of the Company's sales team. Prior to joining the Company, Mr. Ferroni held a variety of senior management positions with Pitney Bowes Financial Services for 15 years. Mr. Ferroni's most recent positions prior to joining DVI were president and managing director of Pitney Bowes Credit Australia and regional vice president for Pitney Bowes Financial Services -- MidAtlantic Division. Prior to his time with Pitney Bowes Financial Services, Mr. Ferroni worked for Commercial Credit Equipment Corporation in the Philadelphia, Pennsylvania area. Mr. Ferroni attended the University of Pennsylvania.

     John L. Godfrey III is the president of DVI Merchant Funding and has been with the Company since November 1997. His primary responsibility is to manage the units that provide merchant banking services to the long-term care, assisted care and specialized hospital markets. Mr. Godfrey spent more than 25 years as a commercial lender and banking officer and executive, as well as an investment banker. From 1992 to 1997, Mr. Godfrey was a senior vice president for J.G. Wentworth. Mr. Godfrey began his career in 1970 with Fidelity Bank (now First Union), in healthcare and middle market lending. In 1979, he created Fidelity's healthcare lending group. Mr. Godfrey earned his Bachelor degree in economics from Pennsylvania Military College (now Widener University) and received a graduate certificate in banking from the University of Wisconsin. Mr. Godfrey was a commissioned officer in the United States Army and served in the United States and Vietnam.

     Donna M. Hamel is the managing director of DVI Vendor Finance Group. Ms. Hamel joined the Company in January 1997 and is primarily responsible for developing global captive vendor alliances with major equipment manufacturers. Ms. Hamel has over 20 years experience in the finance/leasing industry specializing in captive creation and acquisitions on a global basis. Most recently, Ms. Hamel served as group manager -- business development for GE Capital, Vendor Financial Services. She was responsible for identifying and developing global captive programs in diversified industries to strategically expand GE Capital's industry focus and business base. Additionally, Ms. Hamel has held key executive positions at U.S. Concord, Inc., DPF Limited, Citicorp Equipment Finance, Pitney Bowes Credit Corporation and Key Bank. Ms. Hamel received her Bachelor of Arts degree from Boston University.

     Gerald A. Hayes joined the Company in July 1997 and is the Chief Credit Officer -- USA. Before joining the Company, he served as Senior Vice President/Senior Credit Officer/Senior Relationship Officer with CoreStates Bank, NA from 1992 to 1996, where he provided senior credit approval, directed the management of a $6 billion portfolio, and had the responsibility for banking relationships in the corporate middle market. Mr. Hayes previously served as Senior Vice President -- International Banking Group with First Pennsylvania Bank from 1989 to 1992, where he managed the bank's activities outside the U.S., including branches in Latin America, Europe and Asia. Mr. Hayes received his Bachelor of Arts degree from Villanova University and served as a captain in the Strategic Air Command of the United States Air Force.

     Stephen J. Jasiukiewicz is a managing director for DVI Equipment Finance Group and has been with the Company since March 1993. His primary responsibility is to manage the Company's national retail sales organization. Mr. Jasiukiewicz has over seventeen years experience in the finance and leasing industry. Prior to joining the Company, Mr. Jasiukiewicz spent three years at Concord Leasing, Inc. and nine years at McDonnell Douglas Finance Corporation in various regional and corporate sales management positions. Mr. Jasiukiewicz received his Bachelor of Science degree from LaSalle University.

     Stuart Murray is a vice president of the Company and president of DVI Europe. Mr. Murray joined the Company in June 1996. His primary responsibility is to oversee the European expansion of the Company's core businesses. He has worked with major North American banks and financial institutions since 1974. Prior to joining the Company, Mr. Murray was a senior vice president and head of European vendor operations at AT & T Capital for three years. He also served in Europe with Citicorp's Europe-based structured equity specialized lending group, and Manufacturers Hanover. In addition, he founded and was president of Dana Credit in Europe.

     Jozef J. Osten joined the Company in January 1998 and is the chief operating officer of the Company's business in South America. Mr. Osten has over 30 years of financial experience gained with several international banks based in Europe. In 1994, he accepted an assignment in South America, and most recently, Mr. Osten served as chief operating officer for Surinvest International Limited, a bank holding company based in Montevideo, Uruguay. From 1991 to 1994, Mr. Osten was managing director for Fennoscandia Bank, London a subsidiary of Skop Bank, Helsinki, Finland. After a five year assignment in Japan with the Bank of California, Mr. Osten returned to the Netherlands in 1978 to head the foreign acquisition program at Nederlandsche Middenstandsbank N.V. (now ING Bank) for ten years. Mr. Osten's formal education included Aloysius College, the Hague, the Netherlands and the University of Washington, from which he received a Bachelor of Arts degree in German Literature. He is fluent in Dutch, English, German, French and Spanish.

     Alan J. Velotta is the president of DVI Business Credit Corporation and has served in this capacity since April 1997. Mr. Velotta is also a vice president of the Company. His primary responsibilities are to manage the unit that originates the Company's medical receivable-backed loans. When Mr. Velotta joined the Company in April 1994, he served as the group managing director of DVI Capital, the Company's wholesale equipment financing operations. Prior to joining the Company, for four years, Mr. Velotta served as vice president of operations for Picker Financial Group, the captive leasing company of Picker International. Previously, Mr. Velotta was vice president/central division manager for Chrysler Capital Corporation for eleven years. Mr. Velotta received a Bachelor of Science degree in Marketing from Cleveland State University.

     Mr. Cohn is a Director of the Company and has served in that capacity since 1986. Mr. Cohn is a private investor and consultant. Mr. Cohn presently serves as a director of Niagara Steel Corporation and Diametrics Medical Corporation. In addition to his responsibilities as a Director, Mr. Cohn also acts as a consultant to the Company and serves on the Company's senior credit committee. Mr. Cohn is the father of Cynthia J. Cohn, a Company Vice President.

     John E. McHugh is a Director of the Company and has served in that capacity since 1990. Mr. McHugh was formerly the President of, and now serves in a marketing and public relations capacity with, James McHugh Construction Company, a firm he has been associated with since 1954.

     Nathan Shapiro is a Director of the Company and has served in that capacity since 1995. Mr. Shapiro is a founder and President of SF Investments, Inc., a registered broker/dealer in business since 1972. Since 1979 he has been a director of Baldwin & Lyons, Inc., a publicly traded property and casualty insurance company. Mr. Shapiro is also the Chairman of the Investment Committee. He is a trustee for CT&T Funds, a family of mutual funds sponsored by Chicago Title and Trust Company. Mr. Shapiro is also a director of Amli Realty Co.

     William S. Goldberg is a Director of the Company and has served in that capacity since 1995. Mr. Goldberg is currently Managing Director of GKH Partners, L.P., a private equity investment and venture capital partnership with which he has been involved since 1988. Mr. Goldberg is a current and/or former executive officer of several public and privately owned companies controlled by GKH Partners, L.P.

     Harry T.J. Roberts is a Director of the Company and has served in that capacity since 1996. In addition to his responsibilities as a Director, Mr. Roberts also acts as a consultant to the Company. Mr. Roberts is President of Nakebro, Boston, a privately owned property group and since 1995 has been a director of Calmar Inc., Los Angeles, the largest manufacturer of non-aerosol plastic dispensing systems in the world. Prior to these posts, Mr. Roberts held senior positions in international banking for thirty-five years. Since 1978 he has worked in the United States as General Manager of Midland International Bank, London and Svenska Handelsbanken, Stockholm. Mr. Roberts is a Fellow of the Chartered Institute of Bankers.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering and the Direct Offering, the Company will have outstanding approximately 13,560,108 shares of Common Stock (13,890,108 if the Underwriters' over-allotment option is exercised in full). Of these shares of Common Stock approximately 11,745,197 shares, which include the 2,200,000 shares offered hereby, will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining 1,814,911 shares of Common Stock outstanding upon completion of the Offering and the Direct Offering approximately 1,514,911 shares of Common Stock are restricted securities as such term is defined in Rule 144. All of the restricted securities and any other shares of Common Stock acquired by an affiliate of the Company are eligible for resale pursuant to the provisions of Rule 144 or at any time pursuant to an effective registration statement covering such shares of Common Stock. All of these restricted securities are subject to lock-up provisions as described below. See "Description of Capital Stock."

     The Company has reserved or made available for issuance 2,420,000 shares of Common Stock pursuant to various options and warrants granted under the Company's various employee benefit and stock incentive plans (the "Plans") to purchase Common Stock and 1,311,322 shares of Common Stock issuable upon conversion of the Convertible Subordinated Notes. All of these reserved shares are covered by currently effective registration statements under the Securities Act and are therefore freely tradable upon issuance. The Company has also reserved 400,000 shares of Common Stock for issuance to the former shareholders of Medical Equipment Finance Corp.

     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned "restricted securities" for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock or the reported average weekly trading volume of the Common Stock for the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have beneficially held their shares of Common Stock for more than two years are entitled to sell "restricted securities" without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     The Company, its executive officers and directors, certain stockholders, certain holders of outstanding options and warrants to purchase Common Stock and certain holders of Convertible Subordinated Notes owning or holding options or warrants or conversion rights for an aggregate of approximately 3,516,791 shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition), of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 90 days after the date of this Prospectus Supplement, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements. See "Underwriting."

     No prediction can be made as to the effect, if any, that sales of the Common Stock or the availability of such shares for sale in the public market will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market after the restrictions described above lapse could adversely affect prevailing market prices for the Common Stock and impair the ability of the Company to raise capital through the sale of equity securities in the future.

                                  UNDERWRITING

     The underwriters named below, Prudential Securities Incorporated, Piper Jaffray Inc. and Fox-Pitt Kelton, Inc. (the "Underwriters"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                  NUMBER OF
UNDERWRITER                                                        SHARES
-----------                                                       ---------
Prudential Securities Incorporated..........................      1,320,000
Piper Jaffray Inc. .........................................        660,000
Fox-Pitt, Kelton Inc. ......................................        220,000
                                                                  ---------
Total.......................................................      2,200,000
                                                                  =========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters have advised the Company that they propose to offer the shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement; that the Underwriters may allow to selected dealers a concession of $0.69 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the Offering, the public offering price and the concession may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 330,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the preceding table bears to 2,200,000.

     The Company, its executive officers and directors and the stockholders receiving the shares of Common Stock in the direct offering have agreed that they will not directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for any shares of Common Stock or other capital stock of the Company for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, subject to certain exceptions (including the grant of options and award of shares of Common Stock under the Company's stock option plans). Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares subject to such lock-up agreements.

     In addition to the 2,200,000 shares of Common Stock offered by the Underwriters, the Company is selling 340,000 shares of Common Stock in the Direct Offering to certain stockholders of the Company. The Underwriters will not participate in, or receive any discount or commission on, the sale of these shares in the Direct Offering.

     The Company has agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liability under the Securities Act.

     From time to time in the ordinary course of their respective businesses, certain of the Underwriters or their affiliates have provided, and may provide in the future, various investment banking, general financing and banking and other services to the Company, for which they have received and may receive customary fees and commissions. In addition, in connection with the extension of a third warehouse credit facility of $30,000,000 to the Company by Prudential Securities Credit Corporation in March 1998, Prudential Securities Incorpo-rated received a right of first refusal to act as lead manager or lead placement agent for all public and private issuances of debt and equity by the Company. This right of first refusal extends through December 31, 1998.

     It is anticipated that more than 10% of the proceeds of the sale of the Common Stock offered hereby, not including underwriting discounts and commissions, may be applied to reduce the amount outstanding under a warehouse facility provided by Prudential Securities Credit Corporation, an affiliate of Prudential Securities Incorporated. Prudential Securities Incorporated is a member of the National Association of Securities Dealers, Inc. (the "NASD") and is acting as an Underwriter of the Offering. Therefore, the Offering is being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the NASD.

     In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for this account by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 330,000 shares of Common Stock, by exercising the Underwriters' over-allotment option. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter or any selling group member participating in the Offering for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if undertaken, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Rogers & Wells LLP, New York, New York. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Gibson Dunn & Crutcher LLP, New York, New York.

PROSPECTUS

                                   DVI, INC.
                                  $500,000,000

               Common Stock, Preferred Stock, Depositary Shares,
                          Debt Securities and Warrants

     DVI, Inc. (the "Company") may from time to time offer, together or separately, in one or more series: (i) shares of common stock, par value $.005 per share ("Common Stock"); (ii) shares of preferred stock, par value $10.00 per share ("Preferred Stock"); (iii) debt securities consisting of debentures, notes or other evidence of indebtedness and having such prices and terms as are determined at the time of sale ("Debt Securities"); (iv) shares of Preferred Stock represented by depositary shares ("Depositary Shares"); and (v) warrants or other rights to purchase Common Stock, Preferred Stock, Depositary Shares, Debt Securities, or any combination thereof, as may be designated by the Company at the time of the offering ("Warrants"), with an aggregate public offering price of up to $500,000,000, in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock, Depositary Shares, Debt Securities and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series and in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, in the case of Common Stock, the number of shares and the terms of the offering and sale; (ii) in the case of Preferred Stock, the number of shares, the specific title, the aggregate amount, any dividend (including the method of calculating payment of dividends), seniority, liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, the initial public offering price and any other terms; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, purchase price, authorized denomination, maturity, rate or rates or interest (or method of calculation thereof) and dates for payment thereof, dates from which interest shall accrue, any exchangeability, conversion, redemption, prepayment or sinking fund provisions and the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable; and
(v) in the case of Warrants, the designation and number, the exercise price and any other terms in connection with the offering, sale and exercise of the Warrants. The Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "DVI."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a national securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

     The Securities may be offered directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in an accompanying Prospectus Supplement. No Securities may be sold by the Company without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Securities. See "Plan of Distribution."

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES, SEE THE SECTION CAPTIONED "RISK FACTORS" IN THE PROSPECTUS SUPPLEMENT RELATING TO THE SECURITIES OFFERED THEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
 SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                   The date of this Prospectus is May 4, 1998

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................      2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............      2
THE COMPANY.................................................      3
RATIO OF EARNINGS TO FIXED CHARGES..........................      3
USE OF PROCEEDS.............................................      4
DESCRIPTION OF CAPITAL STOCK................................      4
DESCRIPTION OF DEPOSITARY SHARES............................      5
DESCRIPTION OF DEBT SECURITIES..............................      8
DESCRIPTION OF WARRANTS.....................................     17
PLAN OF DISTRIBUTION........................................     18
EXPERTS.....................................................     19
LEGAL MATTERS...............................................     19

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is traded.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1997, as amended by Form 10-K/A-1 dated October 28, 1997 (the "1997 10-K").

          (b) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 1997 and December 31, 1997.

          (c) The Company's Current Report on Form 8-K dated October 29, 1997.

          (d) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the 1997 10-K.

     All documents filed by the Company after the date of the Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or any other subsequently filed document which also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL DOCUMENTS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: DVI, INC., 500 HYDE PARK, DOYLESTOWN, PENNSYLVANIA 18901 (TELEPHONE: 215-345-6600), ATTENTION: LEGAL DEPARTMENT.

     Additional updating information with respect to the matters discussed in this Prospectus may be provided in the future by means of appendices to this Prospectus or other documents.

                                  THE COMPANY

     The Company is a leading provider of asset-based financing to healthcare service providers. While its businesses are operated principally in the United States, the Company also has a significant presence in Latin America as well as operations in Europe and Asia. Through its medical equipment finance business, the Company finances the purchase of diagnostic imaging and other sophisticated medical equipment and also provides vendor financing programs on a world wide basis. Through its medical receivables financing business, the Company provides lines of credit collateralized by third party medical receivables to a wide variety of healthcare providers, many of whom are the Company's equipment finance customers. In addition to these core businesses, the Company has recently expanded its financing activities to include loan syndication, private placement, bridge financing, mortgage loan placement and, to a lesser extent, merger and acquisition advisory services. Management believes that the Company's healthcare industry expertise and its broad range of financing programs has positioned the Company to become the primary source of financing for its customers.

     The executive offices of the Company are located at 500 Hyde Park, Doylestown, Pennsylvania 18901 (Telephone: 215-345-6600).

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following are the ratios of consolidated earnings to fixed charges for the Company for each of the fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997 and for the six months ended December 31, 1996 and 1997.

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                FISCAL YEAR ENDED JUNE 30,         DECEMBER 31,
                                           ------------------------------------    ------------
                                           1993    1994    1995    1996    1997    1996    1997
                                           ----    ----    ----    ----    ----    ----    ----
Ratio:...................................  1.89    1.49    1.31    1.47    1.41    1.42    1.42

     For purposes of computing this ratio, earnings consist of earnings from continuing operations before provision for income taxes, equity in net loss of investees and discontinued operations. Fixed charges are interest expense.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities offered hereby for general corporate purposes, which may include the continued expansion and diversification of its financing activities, both by internal growth and by acquisition; repayment of any outstanding indebtedness of the Company or its subsidiaries; or for such other uses as may be set forth in a Prospectus Supplement. Pending any of the foregoing applications, the net proceeds may be invested temporarily in short-term, interest bearing securities.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock and 100,000 shares of Preferred Stock. As of April 30, 1998, there were 11,020,108 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

     The description of the capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's certificate of incorporation, as amended (the "Certificate of Incorporation"), and bylaws, as amended (the "Bylaws"). All material terms of the Common Stock and the Preferred Stock, except those disclosed in the applicable Prospectus Supplement, are described in this Prospectus.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of the Company. Holders of shares of Common Stock do not have cumulative voting rights; therefore, the holders of more than 50% of the Common Stock will have the ability to elect all of the Company's directors. Holders of shares of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company, in each case subject to the rights of the holders of any Preferred Stock issued by the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation and Bylaws and any applicable Certificate of Designations designating the terms of a series of Preferred Stock (a "Certificate of Designations").

     Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law ("DGCL") and the Certificate of Incorporation to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of such shares as may be permitted by Delaware law. Such rights, powers, restrictions and limitations could include the right to receive specified dividend payments and payments on liquidation prior to any such payments to holders of Common Stock or other capital stock of the Company ranking junior to the Preferred Stock. The shares of Preferred Stock will be, when issued, fully paid and nonassessable.

     The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provision for a sinking fund, if any, for such Preferred Stock; (vii) the provision for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any national securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (x) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;
(xi) a discussion of federal income tax considerations applicable to such Preferred Stock; (xii) the relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xiii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of Preferred Stock issued and deposited with a Preferred Stock Depositary (as defined below).

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below, and in any applicable Prospectus Supplement, of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts summarizes the material terms of the Deposit Agreement and of the Depositary Shares and Depositary Receipts and is qualified in its entirety by reference to the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock.

GENERAL

     The Company may, at its option, elect to have shares of Preferred Stock be represented by Depositary Shares. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company (the "Preferred Stock Depositary") selected by the Company. The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Preferred Stock Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights, preferences and privileges of the Preferred Stock represented thereby (including dividend, voting, redemption, conversion, exchange and liquidation rights, if any).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement.

     A holder of Depositary Shares will be entitled to receive the shares of Preferred Stock (but only in whole shares of Preferred Stock) underlying such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the whole number of shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions, if any, with respect to the Preferred Stock to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders. In the event of a distribution other than in cash with respect to the Preferred Stock, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution in which case the Preferred Stock Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including sale (public or private) of such property and distribution of the net proceeds from such sale to such holders.

     The amount so distributed in any of the foregoing cases will be reduced by any amount required to be withheld by the Company or the Preferred Stock Depositary on account of taxes.

CONVERSION AND EXCHANGE

     If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in the Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares pursuant to the terms thereof.

REDEMPTION OF DEPOSITARY SHARES

     If Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the aggregate redemption price payable with respect to the number of shares of Preferred Stock underlying the Depositary Shares. Whenever the Company redeems Preferred Stock from the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date a proportionate number of Depositary Shares representing the shares of Preferred Stock that were redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata, as may be determined by the Company.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price upon such redemption. Any funds deposited by the Company with the Preferred Stock Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

VOTING

     Upon receipt of notice of any meeting at which the holders of any shares of Preferred Stock underlying the Depositary Shares are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice to the record holders of the Depositary Receipts. Each record holder of such Depositary Receipts on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the Preferred Stock to the extent it does not receive specific written instructions from holders of Depositary Receipts representing the Preferred Stock.

RECORD DATE

     Whenever (i) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the Preferred Stock or (ii) the Preferred Stock Depositary shall receive notice of any meeting at which holders of Preferred Stock are entitled to vote or of which holders of Preferred Stock are entitled to notice, or of the mandatory conversion of or any election on the part of the Company to call for the redemption of any Preferred Stock, the Preferred Stock Depositary shall in each such instance fix a record date (which shall be the same as the record date for the Preferred Stock) for the determination of the holders of Depositary Receipts (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting or of such redemption or conversion, subject to the provisions of the Deposit Agreement.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment which imposes or increases any fees, taxes or other charges payable by the holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "Charges of Preferred Stock Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts.

     Whenever so directed by the Company, the Preferred Stock Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Preferred Stock Depositary may likewise terminate the Deposit Agreement if at any time 45 days shall have expired after the Preferred Stock Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Preferred Stock Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Preferred Stock Depositary will continue (i) to collect dividends on the Preferred Stock and any other distributions with respect thereto and (ii) to deliver the Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Preferred Stock Depositary may sell the Preferred Stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered.

CHARGES OF PREFERRED STOCK DEPOSITARY

     The Company will pay all charges of the Preferred Stock Depositary including charges in connection with the initial deposit of the Preferred Stock, the initial issuance of the Depositary Receipts, the distribution of information to the holders of Depositary Receipts with respect to matters on which Preferred Stock is entitled to vote, withdrawals of the Preferred Stock by the holders of Depositary Receipts or redemption or conversion of the Preferred Stock, except for taxes (including transfer taxes, if any) and other governmental charges and such other charges as are expressly provided in the Deposit Agreement to be at the expense of holders of Depositary Receipts or persons depositing Preferred Stock.

MISCELLANEOUS

     The Preferred Stock Depositary will make available for inspection by holders of Depositary Receipts at its corporate office and its New York office, all reports and communications from the Company which are delivered to the Preferred Stock Depositary as the holder of Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Preferred Stock Depositary under the Deposit Agreement will be limited to performing its duties thereunder without negligence or bad faith. The obligations of the Company under the Deposit Agreement will be limited to performing its duties thereunder in good faith. Neither the Company nor the Preferred Stock Depositary is obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary are entitled to rely upon advice of or information from counsel, accountants or other persons believed to be competent and on documents believed to be genuine.

     The Preferred Stock Depositary may resign at any time or be removed by the Company, effective upon the acceptance by its successor of its appointment; provided, that if the successor Preferred Stock Depositary has not been appointed or accepted such appointment within 45 days after the Preferred Stock Depositary has delivered a notice of election to resign to the Company, the Preferred Stock Depositary may terminate the Deposit Agreement. See "Amendment and Termination of Deposit Agreement" above.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement will be described therein. The Debt Securities will be issued under the Indenture (the "Indenture"), between the Company and First Trust National Association, as trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

     The statements herein relating to the Debt Securities and the Indenture are summaries and are subject to the detailed provisions of the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and, where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference and with respect to any particular Debt Securities, to the description thereof in the Prospectus Supplement related thereto. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

GENERAL

     The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities when issued will be direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     The applicable Prospectus Supplement will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the regular record date; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the regular record date for any interest payable on any interest payment date; (6) the place or places where the principal of and any premium and interest on such Debt Securities will be payable; (7) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (8) the obligations of the Company, if any, to redeem or repurchase such Debt Securities at the option of the Holders; (9) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (11) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars;
(12) if the principal of, or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon acceleration of the maturity thereof; (14) if the principal amount of any Debt Securities which will be payable at the maturity thereof will not be determinable as of any date prior to such maturity, the amount which will be deemed to be the outstanding principal amount of such Debt Securities; (5) the applicability of any provisions described under "-- Defeasance or Covenant Defeasance of Indenture"; (16) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (17) the applicability of, and modifications to, any provisions described under "Events of Default" and any additional Event of Default applicable thereto; (18) any covenants applicable to such Debt Securities in addition to, or in lieu of, the covenants described under "-- Certain Covenants of the Company"; (19) whether such Debt Securities are secured; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount. United States Federal income tax considerations and other special considerations applicable to any such original issue discount Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities will be set forth in the applicable Prospectus Supplement.

FORM, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

     All monies paid by the Company to a Paying Agent (as defined in the Indenture) for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder (as defined in the Indenture) of such Debt Security may look only to the Company for payment thereof.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters of, or agents for, such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     Debt Securities will be issued in fully registered, certificated form ("Definitive Securities") to holders or their nominees, rather than to the Depositary or its nominee, only if (i) the Depositary advises the applicable Trustee in writing that the Depositary is no longer willing or able to discharge properly its responsibilities as depositary with respect to such Debt Securities and it is unable to locate a qualified successor, (ii) the Company, at its option, elects to terminate the book-entry system or (iii) after the occurrence of an Event of Default with respect to such Debt Securities, a Holder of Debt Securities advises the applicable Trustee in writing that it wishes to receive a Definitive Security.

     Upon the occurrence of any event described in the immediately preceding paragraph, the applicable Trustee will be required to notify all applicable holders through the Depositary and its participants of the availability of Definitive Securities. Upon surrender by the Depositary of the definitive certificates representing the corresponding Debt Securities and receipt of instructions for re-registration, the applicable Trustee will reissue such Debt Securities as Definitive Securities to such holders.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or nominee will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN DEFINITIONS

     "Capital Stock" of any person means any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's equity interest (however designated).

     "Capitalized Lease Obligation" means, with respect to any person, an obligation incurred or assumed under or in connection with any capital lease of real or personal property that, an obligation incurred or assumed under or in connection with any capital lease of real or personal property that, in accordance with GAAP, has been recorded as a capitalized lease.

     "Closing Date" means, with respect to any Debt Securities, the date on which such Debt Securities are originally issued under the Indenture.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity of the Company and its Restricted Subsidiaries as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Debt, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Debt" means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent (a) every obligation of such person for money borrowed, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (d) every obligation of such person issued or assumed as the deferred purchase price of property or services, (e) Capitalized Lease Obligations, (f) all Disqualified Stock of such person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends, (g) all obligations of such person under or in respect of Hedging Agreements, and (h) every obligation of the type referred to in clauses (a) through (g) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed. For purposes of this definition, the "maximum fixed repurchase price" of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified stock as if such Disqualified Stock were repurchased on any date on which Debt is required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value will be determined in good faith by the board of directors of the issuer of such Disqualified Stock. Notwithstanding the foregoing, trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by such person will not be considered Debt for purposes of this definition.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise (i) is or upon the happening of any event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes, (ii) is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity or (iii) at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, that are in effect on the Closing Date.

     "Hedging Obligations" means the obligations of any person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in interest rates or the value of foreign currencies.

     "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A person will be deemed to own subject to a Lien any property that such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

     "Significant Subsidiary" means any Restricted Subsidiary of the Company that together with its Subsidiaries, (a) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated net sales of the Company and its Restricted Subsidiaries or (b) as to the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, in the case of either (a) or (b), as set forth on the most recently available consolidated financial statements of the Company for such fiscal year or (c) was organized or acquired since the end of such fiscal year and would have been a Significant Subsidiary if it had been owned during such fiscal year.

     "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or installment of interest is due and payable and, when used with respect to any other Debt, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or any installment of interest thereon is due and payable.

     "Subsidiary" means any person a majority of the equity ownership or Voting Stock of which is at the time owned, directly or indirectly, by the Company and/or one or more other Subsidiaries of the Company.

     "Unrestricted Subsidiary" means (a) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary in accordance with the "Unrestricted Subsidiaries" covenant and (b) any Subsidiary of an Unrestricted Subsidiary.

CERTAIN COVENANTS OF THE COMPANY

     Unless otherwise specified in the applicable Prospectus Supplement, the following covenants contained in the Indenture shall be applicable with respect to each series of Debt Securities:

     LIMITATION ON INVESTMENT COMPANY STATUS. The Company shall not take any action, or otherwise permit to exist any circumstance, that would require the Company or any of its subsidiaries to register as an "investment company" under the Investment Company Act of 1940, as amended.

     REPORTS. The Company will be required to file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15(d) of the Exchange Act. The Company will also be required (a) to file with the applicable Trustee, and provide to each holder of Debt Securities, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and
(b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Debt Securities promptly upon written request.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute "Events of Default" under the Indenture with respect to Debt Securities of any series (unless they are inapplicable to such series of Debt Securities or they are specifically deleted in the supplemental indenture or the Board Resolution under which such series of Debt Securities is issued or has been modified):

          (a) default in the payment of any interest on any Debt Security of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

          (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due;

          (c) failure to perform or comply with the Indenture provisions described under "Consolidation, Merger and Sale of Assets";

          (d) default in the performance, or breach, of any covenant or agreement of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with elsewhere therein), and continuance of such default or breach for a period of 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding as provided in the Indenture;

          (e) (i) an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of Debt of the Company or any Significant Subsidiary, which issue has an aggregate outstanding principal amount of not less than $5.0 million, and such default has resulted in such Debt becoming, whether by declaration or otherwise, due and payable prior to the date on which it would otherwise become due and payable or (ii) a default in any payment when due at final maturity of any such Debt;

          (f) failure by the Company or any of its Restricted Subsidiaries to pay one or more final judgments the uninsured portion of which exceeds in the aggregate $5.0 million, which judgment or judgments are not paid, discharged or stayed for a period of 60 days;

          (g) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; or

          (h) any other Event of Default specified for such series.

     If an Event of Default (other than as specified in clause (g) above) occurs and is continuing under the Indenture applicable to any series of Debt Securities, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of all of the outstanding Debt Securities of such series immediately due and payable and, upon any such declaration, such principal will become due and payable immediately.

     If an Event of Default specified in clause (g) above occurs and is continuing, then the principal of all of the outstanding Debt Securities of any series will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities of such series.

     At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series, by written notice to the Company and the Trustee, may rescind such declaration and its consequences if (i) the Company has paid or deposited with the Trustee a sum sufficient to pay (A) all overdue interest on all Debt Securities of such series, (B) all unpaid principal of (and premium, if any, on) any outstanding Debt Securities of such series that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Debt Securities of such series, (C) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Debt Securities of such series and, (D) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (ii) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Debt Securities of such series that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission will affect any subsequent default or impair any right consequent thereto.

     The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all of the Debt Securities of such series, waive any past defaults under the Indenture, except a default in the payment of the principal of (and premium, if any on) or interest on any Debt Securities of such series, or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each such Debt Security outstanding.

     If a Default or an Event of Default occurs with respect to a series of Debt Securities and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Debt Securities of such series notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (and premium, if any, on) or interest on any Debt Securities of any series, the Trustee may withhold the notice to the holders of the Debt Securities of such series if a committee of its trust officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of such series.

     The Company is required to furnish to the Trustee annual statements as to the performance by the Company and any Subsidiary Guarantors (as defined in the Indenture) of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five days of any Default.

SATISFACTION AND DISCHARGE OF THE INDENTURE AND THE DEBT SECURITIES

     Upon the request of the Company, the Indenture will cease to be of further effect (except as to surviving rights of registration of transfer of the Debt Securities of any series outstanding under the Indenture, as expressly provided for in the Indenture) and the Trustee, at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture when (a) either (i) all the Debt Securities of any series theretofore authenticated and delivered (other than destroyed, lost or stolen Debt Securities of any series that have been replaced or paid and Debt Securities of any series that have been subject to defeasance under "Defeasance or Covenant Defeasance of Indenture") have been delivered to the Trustee for cancellation or
(ii) all Debt Securities of any series not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose and in an amount sufficient to pay and discharge the entire Debt on such Debt Securities of any series not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the Debt Securities of any series to the date of such deposit (in the case of Debt Securities of any series that have become due and payable) or to the Stated Maturity or Redemption Date (as defined in the Indenture), as the case may be; (b) the Company has paid or caused to be paid all sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate outstanding principal amount of the Debt Securities of any series to be offered under the Indenture; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security of such series affected thereby,

          (a) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Securities of such series, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Debt Securities of such series or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

          (b) reduce the percentage in principal amount of outstanding Debt Securities of such series, the consent of whose holders is required for any waiver of compliance with certain provisions of, or certain defaults and their consequences provided for under, the Indenture; or

          (c) modify any provisions relating to "-- Modification and Waiver" except to increase the percentage of outstanding Debt Securities of such series required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security of such series affected thereby.

     The holders of a majority in aggregate principal amount of the Debt Securities of any series outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture with respect to such series.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into any other person or, directly or indirectly, convey, sell, assign, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any other person (in one transaction or a series of related transactions), unless:

          (a) either (i) the Company is the surviving corporation or (ii) the person (if other than the Company) formed by such consolidation or into which the Company is merged or the person that acquires by sale, assignment, transfer, lease or other disposition of the properties and assets of the Company substantially as an entirety (the "Surviving Entity")
     (A) is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and (B) expressly assumes, by a supplemental indenture in form satisfactory to the Trustee, all of the Company's obligations under the Indenture and the Debt Securities;

          (b) immediately after giving effect to such transaction and treating any obligation of the Company or a Restricted Subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no Default or Event of Default has occurred and is continuing;

          (c) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company (or of the Surviving Entity if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;

          (d) immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available, the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur at least $1.00 of additional Debt (other than Permitted Debt (as defined in the Indenture)) pursuant to the first paragraph of any "Limitation on Debt" covenant applicable to any series of Debt Securities;

          (e) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of any "Limitation on Liens" covenant applicable to any series of Debt Securities are complied with; and

          (f) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such transaction complies with the requirements of the Indenture.

     In the event of any transaction described in and complying with the conditions listed in the first paragraph of this covenant in which the Company is not the continuing obligor under the Indenture, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the Company will be discharged from all its obligations and covenants under the Indenture and the Debt Securities.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     If the Prospectus Supplement relating to the offered Debt Securities so provides, the Company may, at its option and at any time, terminate the obligations of the Company and any Subsidiary Guarantors with respect to the outstanding Debt Securities of any series ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Debt represented by the outstanding Debt Securities of such series, except for (i) the rights of holders of outstanding Debt Securities of such series to receive payments in respect of the principal of (and premium, if any, on) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations to issue temporary Debt Securities of such series, register the transfer or exchange of any Debt Securities of such series, replace mutilated, destroyed, lost or stolen Debt Securities of such series, maintain an office or agency for payments in respect of the Debt Securities of any series and segregate and hold such payments in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Subsidiary Guarantor with respect to certain covenants set forth in the Indenture, and any failure to comply with such obligations would not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance").

     In order to exercise either defeasance or covenant defeasance, (a) the Company must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Debt Securities of a series, money in an amount, or U.S. Government Obligations (as defined in the Indenture) that through the scheduled payment of principal and interest thereon will provide money in an amount, or a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of (and premium, if any, on) and interest on the outstanding Debt Securities of such series at maturity (or upon redemption, if applicable) of such principal or installment of interest; (b) no Default or Event of Default has occurred and is continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (g) of "Events of Default" above is concerned, at any time during the period ending on the 91st day after the date of such deposit; (c) such defeasance or covenant defeasance may not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; (d) in the case of defeasance, the Company must deliver to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in applicable federal income tax law, to the effect, and based thereon such opinion must confirm that, the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (e) in the case of covenant defeasance, the Company must have delivered to the Trustee an opinion of counsel to the effect that the Holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (f) the Company must have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign.

     The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities, Common Stock, Preferred Stock or any combination thereof. Warrants may be issued independently, together with any other Securities offered by a Prospectus Supplement, and may be attached to or separate from such Securities. Warrants may be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, number and terms of the Debt Securities, Common Stock, Preferred Stock, Depositary Shares or combination thereof, purchasable upon exercise of such Warrants; (v) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) the date, if any, on and after which such Warrants and the related underlying Securities will be separately transferable; (vii) the price at which each underlying Security purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of any applicable federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, directly to other purchasers, or through agents. The Prospectus Supplement with respect to any Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the price of the offered Securities and the net proceeds to the Company from such sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any national securities exchanges on which such Securities may be listed.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If a dealer is utilized in the sale of any Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Securities may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price, or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities, other than the Common Stock, will be a new issue with no established trading market. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE subject to official notice of issuance. The Company may elect to list any series of the Securities on an exchange, but it is not obligated to do so. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Under agreements entered into with the Company, underwriters, dealers, and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Securities offered hereby may not engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                    EXPERTS

     The financial statements and the related financial statement schedules included and incorporated in this Prospectus and elsewhere in the Registration Statement by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1997, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Securities covered by this Prospectus, will be passed upon for the Company by Rogers & Wells LLP, New York, New York.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
             Prospectus Supplement
Prospectus Supplement Summary.............   S-1
Risk Factors..............................   S-7
Use of Proceeds...........................  S-14
Price Range of Common Stock...............  S-15
Dividend Policy...........................  S-15
Capitalization............................  S-16
Selected Financial Information and Other
  Data....................................  S-17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  S-19
Business..................................  S-25
Management................................  S-40
Shares Eligible for Future Sale...........  S-44
Underwriting..............................  S-45
Legal Matters.............................  S-46

                   Prospectus
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
The Company...............................     3
Ratio of Earnings to Fixed Charges........     3
Use of Proceeds...........................     4
Description of Capital Stock..............     4
Description of Depositary Shares..........     5
Description of Debt Securities............     8
Description of Warrants...................    17
Plan of Distribution......................    18
Experts...................................    19
Legal Matters.............................    19

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                                2,200,000 Shares

                                      LOGO

                                  Common Stock
                 ---------------------------------------------
                             PROSPECTUS SUPPLEMENT
                 ---------------------------------------------
                       PRUDENTIAL SECURITIES INCORPORATED
                               PIPER JAFFRAY INC.
                             FOX-PITT, KELTON INC.
                                  May 21, 1998

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